Exhibit 99.1

ACUITYADS HOLDINGS INC.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2021

March 10, 2022

TABLE OF CONTENTS

MEANING OF CERTAIN REFERENCES	1
FORWARD-LOOKING INFORMATION	1
MARKET AND INDUSTRY DATA	3
TRADEMARKS AND TRADE NAMES	1
CORPORATE STRUCTURE	3
DESCRIPTION AND GENERAL DEVELOPMENT OF THE BUSINESS	4
RISK FACTORS	10
DIVIDENDS AND DISTRIBUTIONS	32
DESCRIPTION OF CAPITAL STRUCTURE	32
MARKET FOR SECURITIES	33
DIRECTORS AND OFFICERS	34
AUDIT COMMITTEE	37
PROMOTERS	38
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	38
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	38
TRANSFER AGENT AND REGISTRAR	39
MATERIAL CONTRACTS	39
INTERESTS OF EXPERTS	39
ADDITIONAL INFORMATION	39
GLOSSARY	39
APPENDIX A AUDIT COMMITTEE CHARTER	1

MEANING OF CERTAIN REFERENCES

Unless otherwise defined herein, capitalized terms used in this AIF are defined in the “Glossary” section of this AIF. Except where otherwise indicated, all references to dollar amounts and “$” are to Canadian dollars and the “Corporation” or “AcuityAds” refers to AcuityAds Holdings Inc. and its subsidiary entities on a consolidated basis. Any statements in this AIF made by or on behalf of management of the Corporation are made in such persons’ capacities as officers of the Corporation and not in their personal capacities. All information in this AIF is stated as at December 31, 2021, unless otherwise indicated.

This AIF should be read in conjunction with the Corporation's 2021 audited annual consolidated financial statements and notes thereto and the related annual management’s discussion and analysis, but which, for greater certainty, are not incorporated by reference herein.

TRADEMARKS AND TRADE NAMES

This AIF includes certain trademarks and trade names which are protected under applicable intellectual property laws and are the property of the Corporation. Solely for convenience, the trademarks and trade names referred to in this AIF may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that the Corporation will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names.

FORWARD-LOOKING INFORMATION

This AIF contains forward-looking statements under the provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933 (as amended, the "Securities Act"), and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended, the "Exchange Act"), and forward-looking information within the meaning of applicable Canadian securities legislation. Forward-looking information is characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “should”, “predict”, “potential”, “continue” and other similar words, or statements that certain events or conditions “may” or “will” occur. Except for statements of historical fact relating to the Corporation, information contained herein constitutes forward-looking information, including, but not limited to, statements regarding: the effect of the COVID-19 pandemic on the Corporation’s business and operations, the Corporation’s strategy, plans or future financial or operating performance; the continuing competitiveness of and strategy relating to the Corporation’s service offerings, such as its Programmatic Marketing Platform (as defined herein) and the illumin platform; the continuation and success of the Corporation’s partnerships with other organizations; the Corporation’s intentions to improve its Programmatic Marketing Platform and service offerings, strengthen relationships with existing customers, and expand its customer base and its presence in the U.S. and globally; continuing investment in research, development and marketing; the Corporation’s ability to expand into additional advertising channels, including connected TV, gain market penetration and grow sales and revenue; the Corporation’s intention to acquire complementary businesses and technologies; the Corporation’s ability to manage its brand, increase market awareness and generate new advertiser leads; the Corporation’s ability to meet the needs of digital marketers; and the Corporation’s expectation that reliance on key customers will decrease over time, that the online advertising channels will continue to be a primary channel used by its customers; the Corporation’s ability to hire and train sufficient numbers of effective sales personnel; the Corporation’s expectation that the sales personnel will obtain new customers and increase existing customers’ spend; the Corporation’s ability to provide sufficient customer training and support for the Corporation’s self-service based platform; regarding the future of legislation and regulation related to online advertising and online data collection and usage; regarding the continued operation of third party tools used by the AcuityAds platform; regarding the benefits of the illumin platform; and the future of ad blocking and online media fraud.

Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include deviation from the Corporation’s stated expectations regarding the forward-looking statements identified above, as well as those risk factors discussed or referred to herein and in the Corporation’s annual management’s discussion and analysis filed with the Canadian securities regulatory authorities and available under the Corporation’s SEDAR profile at www.sedar.com. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.

Statements containing forward-looking information are based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management’s perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances, including the following: the Canadian and global economy will remain stable over the next 12 months; the Corporation will be able to meet its future capital commitments; the Corporation will be able to obtain additional financing on reasonable terms if and when needed; the Corporation will be able to effectively protect its current and future intellectual property rights; the Corporation will be able to recruit and retain the services of its key technical, sales, marketing, operations and management personnel; the Corporation will be able to develop commercially viable solutions as a result of its research and development activities; and that the risks referenced above and herein, collectively or individually, will not have a material impact on the Corporation. While management considers these assumptions to be reasonable based on currently available information, they may prove to be incorrect. The existence of the COVID-19 pandemic creates a unique environment in which to consider the likelihood of forward-looking statements being accurate and given the evolving circumstances surrounding the COVID-19 pandemic, it is difficult to predict how significant the adverse impact of the pandemic will be on the global and domestic economy, the business, operations and financial position of the Corporation’s clients and the business, operations and financial position of the Corporation. Many risks, uncertainties and other factors could cause the actual results of AcuityAds to differ materially from the results, performance, achievements or developments expressed or implied by such forward-looking statements that are contained in this AIF. These risks, uncertainties and other factors include, but are not limited to the following: overall economic conditions, rapid technological changes, use of cookies, demand for the Corporation’s products and services, the introduction of competing technologies, competitive pressures, network restrictions, fluctuations in foreign currency exchange rates, and other similar factors that may cause the actual results, performance or achievements to differ materially from those expressed or implied in these forward-looking statements. In addition, the effects of COVID-19, including the duration, spread and severity of the pandemic, create additional risks and uncertainties for the Corporation. In particular, the impact of the virus and government authorities’ and public health officials’ responses thereto may affect: the Corporation’s actual results, performance, prospects or opportunities; domestic and global credit and capital markets and the Corporation’s ability to access capital on favourable terms, or at all; and the health and safety of the Corporation’s employees.

By their nature, forward-looking statements are inherently uncertain, are subject to risk and are based on assumptions including those discussed herein. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned to not place undue reliance on forward-looking statements made herein because a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. The forward-looking statements contained herein are expressly qualified in their entirety by the above cautionary statement. The future outcomes that relate to forward-looking statements may be influenced by many factors, including, but not limited to any future sales or issuances of securities of the Corporation and the risk factors described under the heading “Risk Factors” in this AIF. The Corporation cautions that the foregoing list of factors is not exhaustive, and that, when relying on forward-looking statements to make decisions with respect to the Corporation or the securities of the Corporation, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements.

The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Corporation’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Corporation’s plans and objectives and may not be appropriate for other purposes. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Such information is based on numerous assumptions regarding present and future business strategies and the environment in which the Corporation will operate in the future, including expected revenues from certain contracts, client roll-out plans for specific products and ability to achieve goals. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are provided as of the date of this AIF or such other date specified herein, and the Corporation assumes no obligation to update or revise such forward-looking statements to reflect new events or circumstances except as required under applicable securities laws.

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MARKET AND INDUSTRY DATA

The market and industry data contained in this AIF are based upon information from independent industry and other publications and the Corporation’s management’s knowledge of, and experience in, the industry in which the Corporation operates. Market and industry data are subject to variations and cannot be verified with complete certainty due to limits on the availability and reliability of raw data at any particular point in time, the voluntary nature of the data gathering process or other limitations and uncertainties inherent in any statistical survey. Accordingly, the accuracy and completeness of this data are not guaranteed. AcuityAds has not independently verified any of the data from third party sources referred to in this AIF or ascertained the underlying assumptions relied upon by such sources.

CORPORATE STRUCTURE

Incorporation

AcuityAds was incorporated pursuant to the provisions of the Canada Business Corporations Act (“CBCA”) on June 28, 2011 as “Wildlaw Capital CPC 2 Inc.” and was a capital pool company under the policies of the TSX Venture Exchange until July 16, 2014 during which period of time it had no commercial operations, and no significant assets other than cash.

Prior to July 16, 2014, the business of the Corporation was carried on by a corporation called AcuityAds Inc., which was incorporated on October 9, 2009 under the Business Corporations Act (Ontario). On July 16, 2014, AcuityAds Inc. completed a reverse take-over of the Corporation, following which AcuityAds Inc. became a wholly-owned subsidiary of the Corporation. The Corporation graduated from the TSX Venture Exchange to the TSX on June 26, 2019. The Corporation’s common shares (the “Common Shares”) were added to and began trading on the Nasdaq under the symbol “ATY” on June 10, 2021.

The registered and head office of AcuityAds is located at 70 University Avenue, Suite 1200, Toronto, Ontario M5J 2M4. AcuityAds maintains a website at www.acuityads.com. Information contained on AcuityAds’ website is not part of this AIF, nor is it incorporated by reference herein.

Inter-corporate Relationships

A corporate organizational chart reflecting the corporate structure of the Corporation, the jurisdiction under which each of its wholly-owned subsidiaries is incorporated and the percentage of the voting securities which are beneficially owned is set forth below:

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DESCRIPTION AND GENERAL DEVELOPMENT OF THE BUSINESS

Business of the Corporation

AcuityAds is a technology company that enables marketers to connect intelligently with audiences across video, mobile, social and online advertising campaigns. AcuityAds’ Programmatic Marketing Platform, powered by proprietary machine learning technology, is at the core of its business, accompanied by proprietary solutions for analytics-led video and mobile targeting that leverages data. AcuityAds empowers marketers by offering near real-time reporting and analytics, bringing accountability to programmatic advertising to deliver business results and help solve the key challenges that digital advertisers face. AcuityAds is headquartered in Toronto and has offices in the U.S., Canada, Spain, France, Brazil, Chile, Mexico, Colombia and Argentina. Its key customers include both agencies and brands, including large Fortune 500 enterprises and small to mid-sized businesses.

AcuityAds’ technology enables programmatic advertising, which is the automated buying and selling of advertising inventory electronically. The platform is based on proprietary machine learning technology, the branch of artificial intelligence involving systems that learn from data inputs and outputs and can perform actions without the need for explicit programming. The platform has the capability to process billions of bid requests on a daily basis.

The AcuityAds Programmatic Marketing Platform allows advertisers to manage their purchasing of online advertising in real-time using programmatic ad buying, a method of buying online advertising in which ad spots (called impressions) are released in an auction that occurs in milliseconds. AcuityAds purchases impressions for advertisers through agreements with publishers, ad networks and ad exchanges. Its technology platform benefits advertisers by enabling them to target specific audiences based on demographic and psychographic parameters as well as manage their bid amounts to purchase the advertising inventory that is most relevant for their campaigns. Real-time reporting enables advertisers to monitor specific performance metrics and react and pivot quickly to optimize campaigns to help ensure they achieve consumer targeting goals and key performance indicators.

On October 1, 2020, the Corporation officially launched its advertising automation platform, illumin™. illumin is an advertising automation technology that offers planning, buying media and omnichannel intelligence from a single platform, allowing advertisers to map their consumer journey playbooks across screens and execute in real-time using programmatic technology. illumin enables creation of consumer journeys with custom messages tied to propensity-scored audiences, increasing efficiency and return on advertising investments.

Three Year History

Product Expansions

In 2019, AcuityAds implemented the fourth iteration of its proprietary AI algorithm technology that further enhanced the Corporation’s ability to deliver a strong return on investment for brands and advertising agencies. Following several months of testing, in October 2019, the Corporation reported an average of 15% improvement in return on investment.

On October 1, 2020, the Corporation officially launched its advertising automation platform, illumin™. illumin is an advertising automation technology that offers planning, buying media and omnichannel intelligence from a single platform, allowing advertisers to map their consumer journey playbooks across screens and execute in real-time using programmatic technology. illumin enables creation of consumer journeys with custom messages tied to propensity-scored audiences, increasing efficiency and return on advertising investments. See “New Products” below for additional detail. The Corporation anticipates that this product will continue to grow its existing market share by expanding the scope of prospective clients that are seeking a more intuitive and easy-to-use programmatic advertising solution.

Financings

On May 22, 2019, AcuityAds completed a short form prospectus bought deal offering of 5,936,300 Common Shares at a price of $1.55 per Common Share for aggregate gross proceeds to the Corporation of $9,201,265, which included the full exercise by the underwriters of an over-allotment option.

On May 5, 2020, AcuityAds secured a loan of $1,894,693 (US$1,390,294) pursuant to the Paycheck Protection Program as part of the Coronavirus Aid, Relief and Economic Security Act. On October 12, 2020, the Corporation applied for the loan forgiveness in accordance with the terms of that program and the loan was fully forgiven on November 25, 2020.

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On December 4, 2020, AcuityAds and certain of its shareholders completed a short form prospectus bought deal offering comprised of 1,968,000 Common Shares issued from treasury and offered by the Corporation for gross proceeds to the Corporation of approximately $12 million and 1,804,000 Common Shares offered by certain of AcuityAds’s shareholders, namely 2794606 Ontario Ltd. and OV2 Capital Inc., for gross proceeds to those selling shareholders of approximately $11 million.

On June 14, 2021, AcuityAds completed a public offering of 5,665,025 Common Shares in the United States and Canada, including the exercise in full by the underwriters of their over-allotment option, at a price of US$10.15 ($12.25) per share, for gross proceeds to the Corporation of US$57,500,003 ($69,396,556).

Exchanges

On June 26, 2019, the Corporation’s Common Shares were listed and trading on the TSX and delisted from the TSX Venture Exchange.

On August 29, 2019, the Corporation qualified to trade on the OTCQX® Best Market with DTC eligibility, allowing U.S. investors to clear their trades seamlessly.

On June 10, 2021, the Corporation’s Common Shares were listed and began trading on the Nasdaq.

COVID-19 Global Pandemic

On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 as a global pandemic which continued throughout 2021. While global economic conditions have improved in 2021 and many areas of the world experienced a respite in case counts delineating the first wave, the pandemic entered subsequent waves in 2021 following detection of new variants including the Delta and Omicron variants, with increased case outbreaks. In response, the Canadian federal and provincial governments as well as businesses mandated various measures, including: travel restrictions, restrictions on public gatherings and advisories, and the quarantine of people who may have been exposed to the virus. As the COVID-19 pandemic evolves, AcuityAds’s various offices continue to abide by the rules and regulations set by the national and local governments where those offices are located.

Despite the COVID-19 pandemic and the Corporation’s changes to its work environment, AcuityAds continues to operate its business in the normal course. To date, none of the Corporation’s operations have closed down or otherwise been materially affected by the COVID-19 pandemic. Certain of the Corporation’s offices have been subject to government-mandated lockdowns for some periods of time. However, the Corporation’s staff has been able to perform their functions remotely without meaningful reductions in the Corporation’s ability to service its customers.

Based on the most recent trends, the Corporation does not expect the COVID-19 pandemic will have a material impact on its future revenues, as more consumers are consuming media digitally as they work from home, resulting in higher demand for digital advertising. The COVID-19 pandemic has not directly restricted the Corporation's growth plans as demand for the Corporation’s products and services is growing as the Corporation’s customers increase their digital advertising budgets.

However, there are certain specific client segments, most notably the travel and entertainment industries, that have been more affected by the COVID-19 pandemic than other businesses. COVID-19 has affected the amount of revenues that we earn from our clients in these industries, and the continuation of the pandemic does have an impact on our growth from these clients. Nevertheless, the increased activity at the beginning of 2022 in this segment indicating possible recovery into late 2022. See “Risk Factors”.

AcuityAds’ Programmatic Marketing Platform

AcuityAds’ Programmatic Marketing Platform intelligently connects digital advertisers to consumers across major digital advertising channels, including video, mobile, social and online and is designed to help solve the key challenges that digital advertisers face. The platform is powered by AcuityAds’ proprietary machine learning technology that uses a voluminous amount of unstructured and semi-structured data to intelligently connect digital advertisers with the right consumers, in the right places, at the right times and for the right price. Given the extensibility and flexibility of the Programmatic Marketing Platform, it is able to address the needs of advertisers across a wide range of industry verticals and geographies.

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The Programmatic Marketing Platform is offered to AcuityAds’ customers through three primary service approaches to meet their digital advertising needs as follows:

Self-Serve: In the self-serve model, the advertiser runs their digital advertising campaigns directly within the Self-Serve Programmatic Marketing Platform, or programmatically using another system, after training and onboarding. A dedicated AcuityAds’ account manager is assigned to each account and provides proactive support and guidance to help achieve campaign success. Advertisers typically enter into one-year agreements with a renewal option, to gain access to the self-serve platform which includes real-time campaign dashboards and reporting features and revenue is generated per impression. Customers under the self-serve model, which include both brands and advertising agencies, are provided with training, documentation and online access to the Programmatic Marketing Platform to run their digital advertising campaigns independently.

Full-Serve (Managed Services): In this model, AcuityAds fully manages the campaign directly on behalf of the advertiser via its team of advertising operations and campaign managers and provides reporting on campaign metrics on key performance indicators as determined by the advertiser. These campaigns are typically governed by 30 to 90 day agreements and are crafted and tailored to the advertisers’ requirements and needs. Revenue is generated per campaign based on a pre-set budget from the advertiser. Under the Full-Serve model, AcuityAds’ advertising operations staff creates, develops and manages a complete and comprehensive digital advertising campaign, based on the customer’s target audience, strategic goals and desired results.

Hybrid: AcuityAds also offers advertisers a “Hybrid” option, which is a combination of the self-serve and Full-Serve options described above and for advertisers that are not ready to run digital campaigns independently but are planning to become an AcuityAds’ self-serve partner. This Hybrid option provides access to a dedicated AcuityAds account manager and campaign manager for three to six months, as the advertiser strengthens its own resources in programmatic advertising. During this time, the advertiser gains exposure to the Programmatic Marketing Platform and works together with AcuityAds’ ad operations team to create and launch campaigns and, when fully trained and proficient on the platform, the advertisers may progress to the self-serve model.

illumin™: In October 2020, following a beta testing period of approximately six months, AcuityAds launched its new advertising automation platform under the brand name, illumin™. illumin is the next generation of advertising automation technology, offering advertisers the ability to plan, buy, optimize and report on omnichannel advertising programs from a single, intuitive user-interface. Advertisers can map consumer journey playbooks across devices and communication channels, and execute in real-time using programmatic technology. illumin enables the delivery of custom creative advertising based on audience receptivity (time, place and context), which has proven to increase both efficiency and overall return on advertising investments.

For the year ended December 31, 2021, the Corporation’s revenue was $122,026,302 in the aggregate, including $91,807,683 for the Full-Serve category and $30,218,619 for the self-serve category, compared to $104.9 million in the aggregate for the year ended December 31, 2020, including $80.5 million for the Full-Serve category and $24.4 million for the self-serve category.

In each case, customers may be provided with access to dedicated resources, comprehensive reporting and metrics regarding the performance of advertising purchases completed through the Programmatic Marketing Platform. In addition, the Programmatic Marketing Platform has the following key features:

•	Audience targeting. The Programmatic Marketing Platform makes use of consumer profiling technology which gives advertisers access to over 500 million consumer profiles. Information available for each consumer profile varies. Based on this and other data, the Programmatic Marketing Platform estimates the probability of a consumer performing an advertiser’s desired action, and translates these predicted consumer response probabilities into a precise monetary value for each advertising impression. As AcuityAds gathers more data during the course of its advertising campaigns, the Programmatic Marketing Platform continually updates and refines the accuracy of its predictions, without requiring human intervention.

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•	Tracking results. The Programmatic Marketing Platform can track and measure audience reach, frequency and engagement goals through specific consumer actions, such as clicks, advertisement interactions and video completions.

•	Retargeting. Retargeting uses the Programmatic Marketing Platform to help return previous or similar consumers to advertisers’ websites, focusing specifically on the consumers most likely to perform a desired action because of actions they have already performed. This allows an advertiser to focus on consumers who represent high-value opportunities for re-engagement, aiming to reconnect with these users at an optimal time and in an optimal context, to achieve the advertiser’s goals.

•	Weather targeting. AcuityAds’ weather targeting capabilities allow marketers to target their campaigns based on a range of weather conditions such as current temperature, wind speeds and humidity. These real-time targeting capabilities help to enable advertisers to achieve stronger digital marketing campaign performance, driven by more meaningful consumer interactions. Weather targeting allows advertisers to show consumers customized advertising based on certain weather conditions. For example, AcuityAds’ weather targeting technology enables a tire brand to show consumers ads for winter tires on snowy days and an online retailer to show ads for swimwear on hot summer days.

Competitive Conditions

The digital advertising industry is highly competitive and fragmented. AcuityAds competes with large, well- established multi-national companies, digital advertising networks, divisions of certain advertising agencies, including agency trading desks that place digital advertising buys on behalf of the agencies’ clients, and other companies, some of which also use proprietary technology to optimize advertising campaigns. As the Programmatic Marketing Platform and our other solutions are expanded and developed, or as other companies introduce new products and services or enter the marketplace, AcuityAds may become subject to additional competition.

AcuityAds’ current principal competitors include The Trade Desk Inc., Amobee, Inc., MediaMath, Inc. and Google Inc. as well as certain agency trading desks which may include Publicis Groupe (Publicis Media Exchange), WPP Plc (Xaxis platform), IPG Mediabrands Ltd. (Ad tech unit is Cadreon) and Omnicom Media Group (digital trading platform is Accuen). Competition is based on a variety of factors including price, service, technology features and functionality and product performance. Limited information is publicly disseminated regarding these factors, and accordingly, a precise comparison of relative competitive position is difficult.

Management of AcuityAds believes that the following competitive strengths differentiate AcuityAds from its competitors:

•	Proprietary Algorithm. The Programmatic Marketing Platform is powered by a machine learning algorithm which enables the purchase of impressions based on continually updated campaign performance.

•	Scalable Solution. The Programmatic Marketing Platform provides offerings that are potentially extendable across industry verticals and geographies, and, by leveraging the large amounts of inventory available through real-time advertising exchanges, AcuityAds can provide such offerings on a large scale.

•	Reach. AcuityAds sees billions of impressions per day across numerous premium inventory exchanges.

•	A Range of Channels. The Programmatic Marketing Platform reaches across display, video, mobile and social platforms to reach consumers wherever they are in real-time.

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Growth Strategy

AcuityAds plans to continue the development of its business by continually improving its Programmatic Marketing Platform, strengthening relationships with existing customers and partners, and expanding its customer base. Key growth strategies include:

•	Growth of illumin. Following a beta-testing period, illumin launched in October 2020. illumin allows users to build, visualize and customize their consumer journey using a new, streamlined planning canvas. The Corporation anticipates that this product will further grow its existing market share by expanding the scope of prospective clients that are seeking a more intuitive advertising platform. The Corporation intends to continue developing its illumin platform to expand the scope of offerings within the platform as opportunities arise and enhance consumer experience. It also intends to expand the scope of prospective clients seeking a more intuitive and easy-to-use programmatic advertising solution.

•	Increasing Connected TV, display, mobile, social and video market penetration. AcuityAds intends to continue investing in research and development and marketing to expand the capabilities of its Programmatic Marketing Platform in video, mobile, social and online advertising in order to increase its customer base, gain market penetration and grow revenue from these channels. AcuityAds will continue to offer its services on a full-serve and a self-serve basis. Connected TV includes over-the-top content delivered through a connected device over the internet.

•	Expansion into additional advertising channels. AcuityAds expects to continue developing its Programmatic Marketing Platform to expand into additional advertising channels as opportunities arise and market conditions permit which may include programmatic TV.

•	Continuing domestic and international expansion. AcuityAds currently operates in Canada, the U.S., Europe and Latin America. AcuityAds’ growth is attributable to both organic growth strategies and a selective approach to acquisition-based growth. AcuityAds identifies possible acquisition targets with a view to entering new but complementary markets and expanding our product and technology offerings. The Corporation leverages its accrued sales and marketing expertise to facilitate its continued global expansion both organically and in integrating the companies the Corporation acquires. AcuityAds also intends to continue expanding its presence in the key markets it serves by expanding its sales resources and partners for its Programmatic Marketing Platform.

Marketing Strategy

The Programmatic Marketing Platform is currently marketed to customers through AcuityAds’ direct sales team, which primarily focuses on advertising agencies and brands. AcuityAds’ direct sales team is currently organized by geography throughout Canada, the U.S., Europe and Latin America. with regional offices in Toronto (head office), New York and Spain and sales offices throughout the US, Canada and Latin America. Customers are assigned to a sales representative who manages the customer relationship alongside a dedicated account manager and/or a campaign manager.

Sales and marketing costs arise from establishing and maintaining customer relationships to generate revenue. The costs are comprised of compensation and benefits for AcuityAds’ sales staff as well as marketing expenses, including advertising and promotion, meals and entertainment and travel.

AcuityAds’ sales are priced in the context of the market and its specific customers. Since most of AcuityAds’ inventory is purchased through programmatic buying, the cost of its sales varies because the cost is based on a number of factors and market dynamics which are largely outside of its control. Inventory may be sold at a premium, at cost, or at a discount to its purchase price, depending upon market conditions, contractual commitments to customers and other factors.

Specialized Skill and Knowledge

The Programmatic Marketing Platform was developed in-house by Dr. Nathan Mekuz, co-founder and Vice President of Artificial Intelligence of the Corporation, Rachel Kapcan, co-founder and Vice President of Client Operations of the Corporation, and a team of software developers, with certain aspects of the Programmatic Marketing Platform having been licensed from third parties. AcuityAds believes that the extensive experience of its management team and staff provide it with a distinct competitive advantage.

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Intangible Properties

The protection of AcuityAds’ technology and intellectual property is a critical component of its future success.

Other than as disclosed herein, AcuityAds does not have patent protection on its technology or registered any trademarks but instead may, as necessary, rely on a combination of trade secrets, copyright law, nondisclosure agreements, passing-off laws and other common law intellectual property protections in the U.S. and Canada. In addition, AcuityAds uses contracts, confidentiality procedures, non-disclosure agreements, employee disclosure and invention assignment agreements, other contractual rights and technical measures to protect its intellectual property.

The rights to the Programmatic Marketing Platform, other than certain aspects of the platform which have been licensed from third parties, are owned by AcuityAds through its wholly-owned subsidiary, AcuityAds Inc. The Corporation or its wholly-owned subsidiaries also own several United States patents and applications for patents, and registered trademarks and pending trademark applications in both Canada and the United States.

See also “Description and General Development of the Business – Three Year History – Product Expansions” for more information regarding the technology acquired by the Corporation.

Cycles

AcuityAds has rapidly grown since it commenced sales in 2011, which has resulted in a substantial increase in revenue and a corresponding increase in operating expenses to support this growth. The Corporation’s overall revenues have varied from quarter to quarter as a result of a variety of factors, some of which are outside of its control.

This rapid growth has led to uneven overall operating results due to changes in AcuityAds’ investment in sales and marketing and research and development from quarter to quarter and increases in employee headcount. Historical results should not be considered a reliable indicator of AcuityAds’ future results of operations. In the long-term, the seasonality and cyclicality of AcuityAds’ revenues will depend upon the seasonality and cyclicality of the businesses of its customers. For example, some advertisers in the retail sector spend the largest portion of their advertising budgets during the fourth quarter, in preparation for the holiday shopping season, whereas advertisers in the entertainment industry may concentrate their spending to coincide with the launch and display of specific content, such as movies or television shows.

Economic Dependence

See “Risk Factors – Business Risks – Reliance on Key Customers” and “Risk Factors – Business Risks – Reliance on Third Parties.”

Employees

As of December 31, 2021, AcuityAds had: (i) 113 full-time employees in Canada, 40 full-time employees in the United States, and 34 full-time employees in other countries; and (ii) 2 full-time contractors in Canada.

Foreign Operations

AcuityAds currently has regional offices in Toronto (head office), New York and Spain and sales offices throughout the U.S, Canada and Latin America. In addition, AcuityAds maintains servers at co-location facilities in the U.S. and in Europe that are used to store data and deliver advertising campaigns for its customers. The servers are housed in space that is leased by AcuityAds.

For the year ended December 31, 2021, U.S. sales accounted for approximately 73% of AcuityAds’ total revenues. AcuityAds expects to expand its business into other local, U.S. and international jurisdictions in the future, and with continued growth, its sales may become dependent on its revenues from international jurisdictions. AcuityAds’ existing and future international operations expose it to currency exchange risk, foreign regulatory policies and global business and industry conditions. See “Risk Factors – Financial and Accounting Risks – Foreign Sales”.

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Privacy

AcuityAds recognizes that privacy is important to consumers and advertisers, and has undertaken to maintain its privacy and data protection policies. AcuityAds’ privacy practices are described in its privacy policy, which explains the type of data it collects and uses to provide services to advertisers. AcuityAds’ privacy policy can be found on its website at www.acuityads.com/privacy.

AcuityAds relies on anonymous data about internet users. AcuityAds does not attempt to identify specific individuals, and it takes steps to avoid unlawfully targeting users based on personally identifiable information from any source. The definition of personally identifiable information, or personal data, however, varies by country and is still evolving, and, as a result, AcuityAds’ policy must be assessed in each country in which it does or may do business. Therefore, AcuityAds will have to continually assess its technology platform against an evolving legal landscape.

The Programmatic Marketing Platform can deliver interest-based or Online Behavioural Advertising. AcuityAds participates in the Self-Regulatory Program for Online Behavioural Advertising coordinated by the Digital Analytics Association and the Interactive Advertising Bureau’s AdChoices program. The self-regulatory principles for Online Behavioural Advertising require AcuityAds to provide consumers with notice and choice, including the ability to opt out of interest-based advertising. AcuityAds’ privacy policy offers consumers an opt-out mechanism.

RISK FACTORS

An investment in securities of AcuityAds involves significant risks. Investors should carefully consider the risks described below, the other information described elsewhere in this AIF and those risks set out in AcuityAds’ management’s discussion and analysis for the year ended December 31, 2021 before making a decision to buy securities of AcuityAds. If any of the following or other risks materialize, AcuityAds’ business, prospects, financial condition, financial performance and cash flows could be materially adversely impacted. In that case, the trading price of securities of AcuityAds could decline and investors could lose all or part of their investment in such securities. There is no assurance that risk management steps taken will avoid future loss due to the occurrence of the below described or other unforeseen risks.

Business Risks

Fluctuation of Financial Results

AcuityAds’ quarterly and annual operating results have fluctuated in the past. Because AcuityAds is a rapidly expanding company, the Corporation’s revenues may be materially affected by the decisions of its management and/or customers, and due to a variety of other factors, many of which may be beyond the Corporation’s control. In addition, expenses may exceed estimates or be incurred in the expectation of sales that do not occur or that occur later than expected. General economic conditions or conditions in the industries in which AcuityAds’ customers compete, technological innovations and the adoption of technical standards can also be expected to affect operating results. Management of AcuityAds expects its operating expenses to continue to increase substantially in the foreseeable future as it continues to expand its business, including by adding employees and contractors in existing and new territories, to support continued investments in AcuityAds’ technology and to support its growth and expansion. Fluctuating results could cause unanticipated quarterly losses and cause the Corporation’s performance to fall below the expectations of investors, which could adversely affect the price of the Common Shares.

In addition, because AcuityAds’ business is changing and evolving rapidly, historical operating results may not be useful in predicting future operating results. Period-to-period comparisons of AcuityAds’ operating results should not be relied upon as an indication of its future performance. Fluctuations in the Corporation’s operating results could cause its performance to fall below the expectations of securities analysts and investors, and adversely affect the price of its Common Shares. Because AcuityAds’ business is changing and evolving rapidly, and the macroeconomic environment continues to evolve as a result of the COVID-19 pandemic, the Corporation’s historical operating results may not be necessarily indicative of AcuityAds’ future operating results. In addition to changes in terms of mix of the Corporation’s different pricing options, factors that may cause AcuityAds’ operating results to fluctuate include the following:

•	changes in demand for AcuityAds’ platform, including those related to the seasonal nature of our customers’ spending on digital advertising campaigns;

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•	changes in AcuityAds’ pricing policies, the pricing policies of its competitors and the pricing or availability of inventory, data or other third-party services;

•	changes in AcuityAds’ customer base and platform offerings;

•	the addition or loss of advertising agencies and marketers as customers;

•	changes in advertising budget allocations, agency affiliations or marketing strategies;

•	changes to AcuityAds’ channel mix;

•	changes and uncertainty in the regulatory and business environment for AcuityAds or its customers (for example, when Apple or Google change policies for their browsers and operating systems);

•	changes in the economic prospects of marketers or the economy generally (due to COVID-19, or otherwise), which could alter marketers’ spending priorities, or could increase the time or costs required to complete advertising inventory sales;

•	changes in the availability of advertising inventory or in the cost of reaching end consumers through digital advertising;

•	disruptions or outages on AcuityAds’ platforms;

•	the introduction of new technologies or offerings by AcuityAds’ competitors;

•	changes in AcuityAds’ capital expenditures as it acquires the hardware, equipment and other assets required to support its business;

•	timing differences between our payments for advertising inventory and our collection of related advertising revenue;

•	the length and unpredictability of AcuityAds’ sales cycle;

•	costs related to acquisitions of businesses or technologies, or employee recruiting; and

•	shifting views and behaviors of consumers concerning use of data.

Based upon the factors above and others beyond the Corporation’s control, AcuityAds has a limited ability to forecast future revenue, costs and expenses, and, as a result, its operating results may, from time to time, fall below estimates or the expectations of securities analysts and investors.

Reliance on Key Customers

Historically, a large amount of AcuityAds’ sales have been to relatively few customers. For the 2021 financial year, approximately 5.6% of its revenues were derived from its top customer, and approximately 31.9% of its revenues were derived from its top 10 customers. While it is expected that this reliance will decrease over time, the Corporation may continue to depend upon a relatively small number of customers for a significant portion of its revenue for the foreseeable future. The loss of a significant customer or failure to attract new customers could harm AcuityAds’ business and severely impact the future financial success of AcuityAds.

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Retaining and Attracting Customers

To sustain or increase AcuityAds’ existing revenue, the Corporation must add new advertisers and encourage existing advertisers, which may be represented by advertising agencies, to purchase additional offerings. As the digital advertising industry matures and as competitors introduce lower cost or differentiated products or services that compete with, or are perceived to compete with, AcuityAds’ products or services, its ability to complete sales with new and existing advertisers based on the Corporation’s current offerings, pricing, technology platform and functionality could be impaired. If the Corporation fails to retain or cultivate the spending of newer, lower-spending advertisers, it will be difficult for it to sustain and grow its revenue. Even with long-time advertisers, the Corporation may reach a point of saturation at which it cannot continue to grow revenue from those advertisers because of internal limits that advertisers may place on the allocation of their advertising budgets to digital media, particular campaigns, a particular provider or for other reasons not known to management.

AcuityAds has invested significant resources in its sales and marketing teams to educate potential and prospective advertisers and advertising agencies about the value of its platform. Sales staff are often required to explain how AcuityAds’ platform can optimize advertising campaigns in real time. AcuityAds’ business depends in part upon advertisers’ confidence, and the confidence of the advertising agencies that represent those advertisers, that the use of real-time advertising exchanges to purchase inventory is superior to other methods of purchasing digital advertising. AcuityAds often spends substantial time and resources responding to requests for proposals from potential advertisers and their advertising agencies, including developing material specific to the needs of such potential advertisers. AcuityAds may not be successful in attracting new advertisers despite its investment in business development, sales and marketing.

AcuityAds continues to be substantially dependent on its sales team to obtain new customers and to drive sales from existing customers. Management of AcuityAds believes that there is significant competition for sales personnel with the skills and technical knowledge that it requires. The Corporation’s ability to achieve significant revenue growth depends, in large part, on its success in recruiting, training, integrating and retaining sufficient numbers of sales personnel to support its growth. New hires require significant training and it may take significant time before they achieve full productivity. Recent hires and planned hires may not become productive as quickly as expected, and the Corporation may be unable to hire or retain sufficient numbers of qualified individuals in the markets where it does business or plans to do business. In addition, if AcuityAds continues to grow rapidly, a large percentage of its sales team will be new to the Corporation and its offerings. If the Corporation is unable to hire and train sufficient numbers of effective sales personnel, or the sales personnel are not successful in obtaining new customers or increasing sales to its existing customer base, its business will be adversely affected.

No Long-Term Customer Commitments

AcuityAds’ customers do business with AcuityAds by placing insertion orders for particular advertising campaigns. If AcuityAds performs well on a particular campaign, then the advertisers or the advertising agency representing such advertisers may place new insertion orders with the Corporation for additional advertising campaigns. AcuityAds generally has no commitment from an advertiser beyond the campaign governed by a particular insertion order. Insertion orders may be cancelled by advertisers or their advertising agencies prior to the completion of the campaign without penalty. As a result, AcuityAds’ success is dependent upon its ability to outperform competitors and win repeat business from existing advertisers, while continually expanding the number of advertisers for whom it provides services.

AcuityAds’ customers may have relationships with numerous providers and can use both AcuityAds’ and services of competitors without incurring significant costs or disruption. AcuityAds’ customers may also choose to decrease their overall advertising spend for any reason, including if they do not believe they are receiving a sufficient return on their advertising spend. Accordingly, AcuityAds must continually work to win new customers and retain existing customers, increase their usage of AcuityAds’ services, and capture a larger share of their advertising spend. AcuityAds may not be successful at educating and training customers, particularly newer customers, on their newest product offerings, in order for customers to get the most benefit from AcuityAds’ services.

If these efforts are unsuccessful or customers decide not to continue to maintain or increase their usage of AcuityAds’ for any other reason, or if AcuityAds fails to attract new customers, revenue could remain stagnant or decline, which would materially and adversely harm its business, operating results and financial condition. AcuityAds cannot provide assurance that its customers will continue to use and increase spending or that it will be able to attract a sufficient number of new customers to continue to grow its business and revenue. If customers representing a significant portion of AcuityAds’ business decide to materially reduce their use of AcuityAds’ platform or cease using AcuityAds’ platform altogether, the Corporation’s revenue could be significantly reduced, which could have a material adverse effect on its business, operating results and financial condition. AcuityAds may not be able to replace customers who decrease or cease their usage of its platform with new customers that will use its platform to the same extent.

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In addition, it is relatively easy for advertisers and the advertising agencies that represent them to seek an alternative provider for their advertising campaigns because there are no significant switching costs, and agencies often have relationships with many different providers, each of whom may be running portions of the same advertising campaign. Because AcuityAds does not have long-term contracts, management may not accurately predict future revenue streams and there can be no assurance that current advertisers will continue to use AcuityAds’ platform, or that AcuityAds will be able to replace departing advertisers with new advertisers that provide the Corporation with comparable revenue.

Failure to Properly Manage Growth

AcuityAds’ business has grown rapidly since its inception. Continued rapid growth may strain AcuityAds’ management, financial, technical and other resources. AcuityAds relies heavily on information technology, or IT, systems to manage critical functions such as advertising campaign management and operations, data storage and retrieval, revenue recognition, budgeting, forecasting and financial reporting. To manage any future growth effectively, AcuityAds must expand its sales, marketing, technology and operational staff, invest in research and development of its Programmatic Marketing Platform and/or new offerings, enhance its financial and accounting systems and controls, integrate new personnel or contractors, and successfully manage expanded operations. If AcuityAds continues its rapid growth, it will incur additional expenses, and its growth may continue to place a strain on resources, infrastructure and ability to maintain the quality of its offering. Accordingly, AcuityAds may not be able to effectively manage and coordinate growth so as to achieve or maximize future profitability.

Failure to Properly Forecast Growth

AcuityAds’ growth forecasts, both those included in this AIF and relied upon by management in day-to-day operations may prove to be inaccurate. In addition, even if the market in which AcuityAds competes achieves forecasted growth, AcuityAds cannot provide assurance that its business will grow at similar rates, if at all. Market growth forecasts are subject to significant uncertainty and are based on assumptions and estimates which may not prove to be accurate. Growth is subject to many factors including success in implementing the Corporation’s business strategy, which is subject to many risks and uncertainties.

Acquisitions by the Corporation

As part of its business strategy, AcuityAds may attempt to acquire businesses or technologies that it believes are a strategic fit with its business. However, it may not be possible to find suitable acquisition candidates, and the Corporation may not be able to complete acquisitions on favourable terms, if at all. Any future acquisition may result in unforeseen operating difficulties and expenditures, and may absorb significant management attention that would otherwise be available for ongoing development of its business. Since the Corporation may not be able to accurately predict these difficulties and expenditures, these costs may outweigh the value it realizes from a future acquisition, and any acquisitions the Corporation completes could be viewed negatively by its advertisers. Future acquisitions could result in issuances of securities that would dilute shareholders’ ownership interest, the incurrence of debt, contingent liabilities, amortization of expenses related to other intangible assets and the incurrence of large, immediate write-offs. In addition, any future acquisitions, joint ventures or similar relationships may cause a disruption in the Corporation’s ongoing business. Further, the Corporation may be unable to realize the revenue improvements, cost savings and other intended benefits of any such transaction. Acquisitions involve numerous other risks, any of which could harm the Corporation’s business, including:

•	regulatory hurdles;

•	failure of anticipated benefits to materialize;

•	diversion of management time and focus from operating the Corporation’s business to addressing acquisition integration challenges;

•	retention of employees from the acquired company;

•	cultural challenges associated with integrating employees from the acquired company into the Corporation’s organization;

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•	integration of the acquired company’s accounting, management information, human resources and other administrative systems;

•	the need to implement or improve controls, procedures and policies at a business that prior to the acquisition may have lacked effective controls, procedures and policies;

•	coordination of product development and sales and marketing functions;

•	liability for activities of the acquired company before the acquisition, including known and unknown liabilities; and

•	litigation or other claims in connection with the acquired company, including claims from terminated employees, users, former stockholders or other third parties.

Lastly, there are no assurances that the Corporation will achieve any of the synergies or other expected benefits with any acquisition targets it pursues.

Reliance on Third Parties

AcuityAds anticipates that it will continue to depend on various third-party relationships in order to grow its business. AcuityAds continues to pursue additional relationships with third-parties, such as technology, data and content providers, real-time advertising exchanges, market research companies, co-location facilities and other strategic partners. Identifying, negotiating and documenting relationships with third parties requires significant time and resources as does integrating third party data and services. AcuityAds’ agreements with channel partners and providers of technology, computer hardware, co-location facilities, content and consulting services and real-time advertising exchanges are typically non-exclusive, in that they do not prohibit these third parties from working with AcuityAds’ competitors or from offering competing services. These third-parties can generally terminate their arrangements with the Corporation at any time. AcuityAds’ competitors may be effective in providing incentives to third-parties to favour their products or services or to prevent or reduce purchases of AcuityAds’ offerings. In addition, these third-parties may not perform as expected under AcuityAds’ agreements with them, and AcuityAds may have disagreements or disputes with such third-parties, which could negatively affect AcuityAds’ brand and reputation.

In particular, AcuityAds’ continued growth depends on its ability to source computer hardware, including servers built to its specifications, and the ability to locate those servers and related hardware in co-location facilities in the most desirable locations to facilitate the timely delivery of its services. Similarly, disruptions in the services provided at co-location facilities that AcuityAds relies upon can degrade the level of services that it can provide, which may harm AcuityAds’ business. AcuityAds also relies on its integration with many third-party technology providers to execute its business on a daily basis. AcuityAds must efficiently direct a large amount of network traffic to and from its servers to consider billions of bid requests per day, and each bid typically must take place in approximately 50 milliseconds. AcuityAds relies on a third-party domain name service to direct traffic to its closest data center for efficient processing. If AcuityAds’ domain name service provider experiences disruptions or performance problems, this could result in inefficient balancing of traffic across AcuityAds’ servers as well as impairing or preventing web browser connectivity to AcuityAds’ platform, which may harm its business.

Personnel

The loss of any member of the Corporation’s management team, and in particular, its co-founders, could have a material adverse effect on its business and results of operations. AcuityAds relies on the leadership, knowledge and experience that its management team provides. They foster its corporate culture, which has been instrumental to the Corporation’s ability to attract and retain new talent. AcuityAds also relies on employees in its engineering, technical, product development, support and sales teams to attract and retain key customers. An inability to hire, or the increased costs of new personnel, including members of executive management, could have a material adverse effect on the Corporation’s business and operating results.

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At present and for the near future, AcuityAds will depend upon a relatively small number of employees and contractors to develop, market, sell and support its Programmatic Marketing Platform. The expansion of technology, marketing and sales of its platform will require AcuityAds to find, hire, and retain additional capable employees or subcontractors who can understand, explain, market, and sell its technology. There is intense competition for capable personnel in all of these areas, and AcuityAds may not be successful in attracting, training, integrating, motivating, or retaining new personnel, vendors, or subcontractors for these required functions. New employees often require significant training and, in many cases, take significant time before they achieve full productivity. As a result, the Corporation may incur significant costs to attract and retain employees, including significant expenditures related to salaries and benefits and compensation expenses related to equity awards, and may lose new employees to its competitors or other companies before it realizes the benefit of its investment in recruiting and training them.

In addition, as the Corporation moves into new geographies, it will need to attract and recruit skilled employees in those areas. AcuityAds has limited experience with recruiting in geographies outside of Canada and the U.S., and may face additional challenges in attracting, integrating and retaining international employees.

AcuityAds is substantially dependent on its sales and support teams to obtain new customers and to increase usage of our platform by its existing customers. The Corporation believes that there is significant competition for sales personnel with the skills and technical knowledge that it requires. AcuityAds’ ability to achieve revenue growth will depend, in large part, on its success in recruiting, training, integrating and retaining sufficient numbers of sales personnel to support our growth. Due to the complexity of AcuityAds’ platform, a time lag exists between the hiring date of sales and support personnel and the time when they become fully productive. AcuityAds’ recent and planned hires may not become productive as quickly as expected, and the Corporation may be unable to hire or retain sufficient numbers of qualified individuals in the markets where it operates or plans to operate. If AcuityAds is unable to hire and train sufficient numbers of effective sales personnel, or the sales personnel are not successful in obtaining new customers or increasing our existing customers’ spend, its business will be adversely affected.

Conflicts of Interest

Certain of the proposed directors and officers of the Corporation are or may become directors or officers of, or have significant shareholdings in, other companies and, to the extent that such other companies may participate in ventures in which the Corporation may participate, the directors and officers of the Corporation may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. Such other companies may also compete with the Corporation. In the event that any such conflict of interest arises, a director who has such a conflict will disclose the conflict to a meeting of the directors of the Corporation and will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Corporation are required to act honestly, in good faith and in the best interests of the Corporation. In determining whether or not the Corporation will participate in a particular transaction, the directors will primarily consider the potential benefits to the Corporation, the degree of risk to which the Corporation may be exposed and its financial position at that time. See also “Directors and Officers – Conflicts of Interest”.

Dependence on Display Advertising

Historically, AcuityAds’ customers have predominantly used the Programmatic Marketing Platform for display advertising, and the substantial majority of AcuityAds’ revenue is derived from advertisers that use the Programmatic Marketing Platform for display advertising. AcuityAds expects that the online advertising channels it supports will continue to be a primary channel used by its customers. Should customers lose confidence in the value or effectiveness of these channels, the demand for the Programmatic Marketing Platform may decline. While revenues from mobile, social and video advertising have grown rapidly, AcuityAds’ failure to achieve market acceptance of its platform for mobile, social and video advertising would harm its growth prospects, operating results and financial condition.

While the market for programmatic ad buying for desktop and mobile display ads is relatively established, the market in other channels is still emerging, and our current and potential customers may not shift quickly enough to programmatic ad buying from other buying methods, which would reduce our growth potential. If the market for programmatic ad buying deteriorates or develops more slowly than we expect, it could reduce demand for our platform, and our business, growth prospects and financial condition would be adversely affected.

In particular, the market for programmatic buying for advertising campaigns across multiple advertising channels, including connected TV, linear TV, streaming audio and digital billboard channels is an emerging market. Our ability to provide capabilities across multiple advertising channels may be constrained if we are not be able to maintain or grow advertising inventory for such channels, and some of our omnichannel offerings may not gain market acceptance. We may not be able to accurately predict changes in overall industry demand for the channels in which we operate and cannot assure you that our investment in channel development will correspond to any such changes. Furthermore, if our channel mix changes due to a shift in customer demand, such as customers shifting their usage more quickly or more extensively than expected to channels in which we have relatively less functionality, features, or inventory, such as linear TV, then demand for our platform could decrease, and our business, financial condition, and results of operations could be adversely affected.

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Risks of Self-Service Model

Customers have the option to use AcuityAds’ platform on a self-service basis, which requires the Corporation to commit substantial time and expenses towards training potential customers on how to make full use of the platform. If AcuityAds fails to offer sufficient customer training and support for the platform, it may not be able to attract new customers or maintain our current customers.

Because AcuityAds operates a platform that has many powerful tools and that customers can choose to use on a self-service basis, it is often required to spend a substantial amount of time and effort educating and training current customers and potential customers on how to make full use of the platform. Because potential customers may already be trained to use a competitor’s platform, the Corporation may also be required to spend a significant amount of time cultivating relationships with those potential customers to ensure they understand the potential benefits of AcuityAds’ platform. The relationship building process can take many months and may not result in the Corporation winning an opportunity with any given potential customer. As a result, customer training and support is critical for the successful and continued use of AcuityAds’ platform and for maintaining and increasing spend through the platform from existing and new customers.

Providing training and support requires that AcuityAds’ platform operations personnel have specific domain knowledge and expertise, making it more difficult to hire qualified personnel and to scale up our support operations due to the extensive training required. The importance of high-quality customer service will increase as the Corporation expands its business and pursues new customers. If AcuityAds’ is not responsive and proactive regarding its customers’ advertising needs, or do not provide effective support for its customers’ advertising campaigns, AcuityAds’ ability to retain its existing customers would suffer and its reputation with existing or potential customers would be harmed, which would negatively impact AcuityAds’ business.

Risks of Proprietary Artificial Intelligence Algorithms

AcuityAds uses proprietary artificial intelligence algorithms in its product offerings to evaluate and process the consumer data that AcuityAds gathers in a privacy compliant way. The continuous development, maintenance, and operation of AcuityAds’ back-end data analytics engine is expensive and complex, and may involve unforeseen difficulties, including material performance problems, undetected defects or errors. If AcuityAds’ data analytics do not function reliably, this could negatively impact either the bidding experience for AcuityAds’ customers or AcuityAds’ ability to predict a consumer’s behavior accurately. Any of these situations could result in customers’ dissatisfaction with AcuityAds, which could negatively impact AcuityAds’s business. Additionally, AcuityAds’ artificial intelligence algorithms may lead to unintentional bias and discrimination, which could subject AcuityAds to legal or regulatory liability as well as reputational harm. Any of these eventualities could result in a material and adverse effect on AcuityAds’ business, financial condition, operating results, cash flows, and prospects.

Risks Related to COVID-19 pandemic

The Corporation’s business and operations may be adversely affected by health epidemics, such as the global COVID-19 pandemic. The COVID-19 pandemic and efforts to control its spread have curtailed the movement of people, goods and services worldwide, including in the regions in which the Corporation and its customers and partners operate, and are significantly impacting economic activity and financial markets. Many marketers, particularly those in the travel, retail and automotive industries, have decreased or paused their advertising spending as a response to the economic uncertainty, decline in business activity, and other COVID-19-related impacts, which may negatively impact, the Corporation’s revenue and results of operations, the extent and duration of which it may not be able to accurately predict. The spread of an infectious disease may also result in, and, in the case of the COVID-19 pandemic has resulted in, regional quarantines, labor shortages or stoppages, changes in consumer purchasing patterns, disruptions to service providers’ ability to deliver data on a timely basis, or at all, and overall economic instability.

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A recession, depression or other sustained adverse market events resulting from the spread of COVID-19 could materially and adversely affect the Corporation’s business and that of the Corporation’s customers or potential customers. The Corporation’s customers’ and potential customers’ businesses or cash flows may be negatively impacted by the COVID-19 pandemic, which may lead them to reduce their advertising spending and delay their advertising initiatives or technology spending, or attempt to renegotiate contracts and obtain concessions, which may materially and negatively impact the Corporation’s business, operating results and financial condition. The Corporation’s customers may also seek adjustments to their payment terms, delay making payments or default on their payables, any of which may impact the timely receipt and/or collectability of the Corporation’s receivables. As a result, the Corporation’s financial condition and results of operations may be adversely impacted if the business or financial condition of the Corporation’s customers and marketers is negatively affected by the pandemic.

The Corporation’s operations are subject to a range of external factors related to the COVID-19 pandemic that are not within the Corporation’s control. The Corporation has taken precautionary measures intended to minimize the risk of the spread of the virus to its employees, partners and customers, and the communities in which it operates. A wide range of governmental restrictions has also been imposed on the Corporation’s employees’, customers’ and partners’ physical movement to limit the spread of COVID-19. There can be no assurance that precautionary measures, whether adopted by the Corporation or imposed by others, will be effective, and such measures could negatively affect the Corporation’s sales, marketing, and customer service efforts, delay and lengthen the Corporation’s sales cycles, decrease its employees’ or customers’ or partners’ productivity, or create operational or other challenges, any of which could harm the Corporation’s business, operating results and financial condition.

The economic uncertainty caused by the COVID-19 pandemic has made and may continue to make it difficult for the Corporation to forecast revenue and operating results and to make decisions regarding operational cost structures and investments. The Corporation’s business depends on the overall demand for advertising and on the economic health of its customers that benefit from the Corporation’s platform. Economic downturns or unstable market conditions may cause the Corporation’s customers to decrease their advertising budgets, which could reduce usage of the Corporation’s platform and adversely affect its business, operating results and financial condition. The duration and extent of the impact from the COVID-19 pandemic depend on future developments that cannot be accurately predicted at this time, and if the Corporation is not able to respond to and manage the impact of such events effectively, its business may be harmed. Such future developments may include, among others, the duration and spread of the outbreak, new information that may emerge concerning the severity of COVID-19 and government actions to contain COVID-19 or treat its impact, the level of relief efforts designed to help businesses and consumers, including any declines in such levels, impact on the Corporation’s customers and its sales cycles, impact on its customer, industry or employee events, and effect on its advertising inventory partners.

Risks Related to Cyberattacks

Cybersecurity attacks, including breaches, computer malware and computer hacking have become more prevalent in the Corporation’s industry. Any cybersecurity breach caused by hacking, which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, or the inadvertent transmission of computer viruses could adversely affect the business, financial condition, results of operations or reputation of the Corporation. The Corporation believes that it is taken reasonable steps to protect the security, integrity and confidentiality of the information collected, used, stored and disclosed, but there is no guarantee that in the future inadvertent (e.g., software bugs or other technical malfunctions, employee error or malfeasance, or other factors) or unauthorized data access or use will not occur despite its efforts in the past and in the future. The Corporation will experience hacking attacks of varying degrees from time to time, including denial-of-service attacks. Techniques used to obtain unauthorized access to personal information, confidential information and/or the systems on which such information are stored and/or tosabotage systems change frequently and generally are not recognized until launched against a target. As a result, the Corporation may be unable to anticipate these techniques or to implement adequate preventative measures.

In addition, the Corporation relies on third-party data centers, systems and technologies to operate its business. The Corporation is dependent on these third-party providers to provide industry standard protection against potential damages such as cyber intrusions, natural disasters, criminal acts and technical maintenance. In the event of damage or interruption, it is unlikely that the Corporation would be appropriately compensated for the reputational harm that such an interruption would create regardless of any damages we may recover from such third parties or any insurance policy in place. This would in turn reduce the Corporation revenue, subject it to liability and may cause it to lose customers, any of which could materially adversely affect its business.

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The Corporation is subject to a number of laws, rules and regulations requiring it to provide notification to consumers, investors, regulators and other affected parties in the event of a security breach of certain personal data, or requiring the adoption of minimum information security standards that are often vaguely defined and difficult to practically implement. The costs of compliance with these laws have increased and may increase in the future. The Corporation’s corporate systems, third-party systems and security measures may be breached due to the actions of outside parties, employee error, malfeasance, a combination of these, or otherwise, and, as a result, an unauthorized party may obtain access to its data, its employees’ data, its players’ data or any third party data it may possess. Any such security breach could require the Corporation to comply with various breach notification laws and may expose the Corporation to litigation, remediation and investigation costs, increased costs for security measures, loss of revenue, damage to the Corporation’s reputation and potential liability.

If an actual or perceived security breach occurs, the market perception of the Corporation’s security measures could be harmed and it could lose sales and customers and/or suffer other negative consequences to its business. A security breach could adversely affect the operation of the Corporation’s platform and cause the loss or corruption of data, which could harm the Corporation’s business, financial condition and operating results. Any failure to maintain the security of the Corporation’s infrastructure could result in loss of personal information and/or other confidential information, damage to its reputation and customer relationships, early termination of its contracts and other business losses, indemnification of its customers, financial penalties, litigation, regulatory investigations and other significant liabilities. In the event of a major third-party security incident, the Corporation may incur losses in excess of its insurance coverage. Further, certain incidents that Corporation can experience may not be covered by the insurance coverage in place at the time.

Moreover, if a high profile security breach occurs with respect to the Corporation or another company in the same industry, the Corporation’s customers and potential customers may lose trust in the security of its business model generally, which could adversely impact its ability to retain existing customers or attract new ones.

Financial and Accounting Risks

Additional Financing

There can be no certainty that the Corporation’s financial resources and revenue from sales will be sufficient for its future needs. The Corporation may need to incur significant expenses for growth, operations, research and development, as well as sales and marketing of its Programmatic Marketing Platform. In addition, other unforeseen costs could also require additional capital. The ability of the Corporation to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Corporation. It may be difficult or impossible for the Corporation to obtain debt financing or equity financing on commercially acceptable terms. This may be further complicated by the limited market liquidity for shares of smaller companies such as the Corporation, restricting access to some institutional investors. There is a risk that interest rates will increase given the current historical low level of interest rates. An increase in interest rates could result in a significant increase in the amount that the Corporation pays to service future debt incurred by the Corporation and affect the Corporation’s ability to fund ongoing operations. If additional financing is raised by the issuance of Common Shares or other securities convertible into Common Shares, control of the Corporation may change and shareholders of the Corporation may suffer dilution. If adequate funds are not available, or not available on acceptable terms, the Corporation may not be able to take advantage of opportunities, or otherwise respond to competitive pressures and continue operations. Any debt financing that is secured in the future could involve restrictive covenants relating to the Corporation’s future capital raising activities and other financial and operational matters, including the ability to pay dividends. This may make it more difficult for the Corporation to obtain additional capital and to pursue business opportunities, including potential acquisitions.

Existing Debt

AcuityAds has granted a security interest in its ownership interests in AcuityAds Inc. and its subsidiaries have granted security interests in all of their assets, including intellectual property, to Silicon Valley Bank as security for borrowings made by AcuityAds. AcuityAds is also required to comply with certain financial covenants in favour of its lender, which covenants are tested on a monthly basis, and AcuityAds has agreed to a number restrictive covenants, which would, among other things, prevent the Corporation from: (i) disposing of or selling its assets; (ii) making any changes in its debt or capital structure or amending its bylaws, (iii) consolidating or merging with other entities; (iv) entering into contracts outside of the normal course of business; (v) purchasing or redeeming any shares; (vi) paying dividends; or (vii) incurring lease obligations or capital expenditures above defined thresholds. A failure by AcuityAds to repay its debt in accordance with its terms or any other default under the credit facilities would entitle the lenders thereunder to, among other things, foreclose on AcuityAds’ assets, which would likely terminate its ability to continue operations.

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Inability to Offset Increasing Costs

AcuityAds anticipates continued growth that could require substantial financial and other resources to, among other things: (a) expand and develop product offerings; (b) improve technological infrastructure, including investing in internal technology development and acquiring outside technologies; (c) cover general and administrative expenses, including legal, accounting and other expenses necessary to support a larger organization; (d) cover sales and marketing expenses, including a significant expansion of the Corporation’s direct sales organization; (e) cover expenses relating to data collection and consumer privacy compliance, including additional infrastructure, automation and personnel; and (f) explore strategic acquisitions. Investing in the foregoing, however, may not yield anticipated returns. Consequently, as costs increase, AcuityAds may not be able to generate sufficient revenue to achieve or sustain profitability.

Negative Impact of Seasonal Fluctuations

AcuityAds’ revenue, cash flow, operating results and other key operating and performance metrics may vary from quarter to quarter due to the seasonal nature of its customers’ spending on advertising campaigns. For example, in prior years, customers tended to devote more of their advertising budgets to the fourth calendar quarter to coincide with consumer holiday spending. In contrast, the first quarter of the calendar year has typically been the slowest in terms of advertising spend. These patterns may or may not hold true during the COVID-19 pandemic. Political advertising could also cause the Corporation’s revenue to increase during election cycles and decrease during other periods, making it difficult to predict our revenue, cash flow, and operating results, all of which could fall below our expectations.

Payment Risks

AcuityAds is subject to payment-related risks and if its customers do not pay, or dispute their invoices, AcuityAds’ business, operating results and financial condition may be adversely affected. AcuityAds’ may also be involved in disputes with agencies and their marketers over the operation of its platform, the terms of its agreements or billings for purchases made by them through its platform. These challenges may be exacerbated by the COVID-19 pandemic and the resulting economic impact as a number of customers experience financial difficulties and liquidity constraints. When the Corporation is unable to collect or make adjustments to its bills to customers, the Corporation incurs write-offs for bad debt, which could have a material adverse effect on its results of operations for the periods in which the write-offs occur. In the future, bad debt may exceed reserves for such contingencies and the Corporation’s bad debt exposure may increase over time. Any increase in write-offs for bad debt could have a materially negative effect on AcuityAds’ business, operating results and financial condition.

AcuityAds may rely on its credit facility to partially or completely fund our working capital requirements. The Corporation cannot provide assurance that as it continues to grow, its business will generate sufficient cash flow from operations or that future borrowings will be available to us under the credit facility in an amount sufficient to fund its working capital needs. If AcuityAds’ cash flows and credit facility borrowings are insufficient to fund its working capital requirements, it may not be able to grow at the rate currently expected or at all. In addition, in the absence of sufficient cash flows from operations, AcuityAds might be unable to meet its obligations under its current or future credit facility and may therefore be at risk of default thereunder. AcuityAds cannot provide assurance that it will be able to access additional financing or increase its borrowing or borrowing capacity under its current or any future credit facility on commercially reasonable terms or at all.

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Foreign Sales

AcuityAds currently has certain foreign sales that are denominated in U.S. dollars or Euros and may, in the future, have sales denominated in the currencies of other jurisdictions in which it establishes sales offices. In addition, AcuityAds incurs a portion of its operating expenses in U.S. dollars and Euros. In the future, AcuityAds’ international sales may increase, particularly in light of the acquisitions of ADman Interactive S.L.U and Magnetic Media Online Holdings Inc. Such sales may be subject to unexpected regulatory requirements and other barriers. Any fluctuation in the exchange rates of foreign currencies may negatively impact the Corporation’s business, financial condition and results of operations. AcuityAds has not previously engaged in foreign currency hedging. If the Corporation decides to hedge its foreign currency exposure, it may not be able to hedge effectively due to lack of experience, unreasonable costs or illiquid markets. In addition, those activities may be limited in the protection they provide the Corporation from foreign currency fluctuations and can themselves result in losses.

Estimates or Judgments Relating to Critical Accounting Policies

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. AcuityAds bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, as provided in AcuityAds’ management’s discussion and analysis, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. AcuityAds’ operating results may be adversely affected if the assumptions change or if actual circumstances differ from those in the assumptions, which could cause AcuityAds’ operating results to fall below the expectations of securities analysts and investors, resulting in a decline in the price of the Common Shares. Significant assumptions and estimates used in preparing the financial statements include those related to the credit quality of accounts receivable, income tax credits receivable, share-based payments, impairment tests for non- financial assets, as well as revenue and cost recognition.

Internal Controls Over Financial Reporting and Disclosure Controls and Procedures

A failure to maintain an effective system of internal controls over financial reporting could harm AcuityAds’ financial performance, its ability to raise capital and its listing on the TSX. AcuityAds is responsible for establishing and maintaining adequate internal control over financial reporting, which is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of AcuityAds’ inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A failure to prevent or detect errors or misstatements may result in a decline in the price of the Common Shares and harm AcuityAds’ ability to raise capital in the future.

If management is unable to certify the effectiveness of AcuityAds’ internal controls or if material weaknesses in its internal controls are identified, AcuityAds could be subject to regulatory scrutiny and a loss of public confidence, which could harm its business and cause a decline in the price of the Common Shares. In addition, if AcuityAds does not maintain adequate financial and management personnel, processes and controls, it may not be able to accurately report its financial performance on a timely basis, which could cause a decline in the price of the Common Shares and harm AcuityAds’ ability to raise capital. Failure to accurately report its financial performance on a timely basis could also jeopardize AcuityAds’ listing on the TSX or any other stock exchange on which the Common Shares may be listed. Delisting of the Common Shares on any exchange would reduce the liquidity of the market for the Common Shares, which would reduce the price of and increase the volatility of the price of the Common Shares.

AcuityAds does not expect that its disclosure controls and procedures and internal controls over financial reporting will prevent all error or fraud. A control system, no matter how well-designed and implemented, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within an organization are detected. The inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of certain persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all. If AcuityAds cannot provide reliable financial reports or prevent fraud, its reputation and operating results could be materially adversely effected, which could also cause investors to lose confidence in its reported financial information, which in turn could result in a reduction in the trading price of the Common Shares.

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Liquidity

Liquidity risk is the risk the Corporation will not be able to meet its financial obligations as they come due. The Corporation’s approach to managing liquidity is to ensure, to the extent possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Corporation’s reputation. The Corporation manages its liquidity risk by continually monitoring forecasted and actual revenue and expenditures and cash flows from operations. While the Corporation currently has sufficient operating capital to meet its day to day operating expenses, it is possible that the Corporation could experience a working capital deficiency in the future, which would have a materially adverse effect on the Corporation’s liquidity.

Management is also actively involved in the review and approval of planned expenditures. The Corporation’s principal cash requirements are for principal and interest payments on its debt, capital expenditures and working capital needs. The Corporation uses its operating cash flows, loans and borrowings and cash balances to maintain liquidity. In the event future cash flows from operations are lower than expected, the Corporation may need to seek additional financing, either by issuing additional equity or by undertaking additional borrowings. There is no certainty that additional financing will be available or that it will be available on attractive terms. Additional information can be found in the Corporation’s Consolidated Financial Statements which is available on SEDAR at www.sedar.com.

Interest Rates

Interest rate risk is the risk of financial loss to the Corporation if interest rates increase in interest-bearing instruments. The revolving line of credit with Silicon Valley Bank bears interest at an annual rate equal to the greater of (i) prime plus 1.35% and (ii) 4.60% and the term loans bear interest at a rate equal to the greater of (i) prime plus 1.50% and (ii) 4.75%, each of which the Corporation believes is consistent with market interest rates for this type of debt. Additional information can be found in the Corporation’s Consolidated Financial Statements which is available on SEDAR at www.sedar.com.

Foreign Exchange or Currency

The Corporation is exposed to foreign exchange risk from purchase transactions, as well as recognized financial assets and liabilities denominated in U.S. dollars and Euros. The Corporation’s main objective in managing its foreign exchange risk is to maintain U.S. dollars and Euro cash on hand to support U.S. dollar and Euro forecasted obligations and cash flows. To achieve this objective, the Corporation monitors forecasted cash flows in foreign currencies and attempts to mitigate the risk by modifying the nature of cash held.

Industry Risks

Competition

The existing and anticipated markets for AcuityAds’ Programmatic Marketing Platform are highly competitive. Barriers to enter the market are low and additional companies may enter the market with competing offerings as the size and visibility of the market opportunity continues to increase. Existing industry participants may also develop or improve their own offerings to achieve cost efficiencies and deliver additional value. In addition, AcuityAds’ customers could develop their own in-house solutions. Many of AcuityAds’ competitors have longer operating histories, greater name recognition, substantially greater financial, technical, marketing, management, service, support, and other resources than does AcuityAds. They may be able to respond more quickly than AcuityAds can to new or changing opportunities, technologies, standards, or customer requirements.

In addition to other companies offering programmatic and real time bidding solutions, AcuityAds also competes with services offered through large online portals that have significant brand recognition, such as Yahoo and Google. These large portals have substantial proprietary digital advertising inventory that may provide them with competitive advantages, including far greater access to internet user data, preferential trafficking practices and the ability to significantly influence pricing for digital advertising inventory. AcuityAds also competes for a share of advertisers’ total online advertising budgets, including traditional advertising media, such as direct mail, television, radio, cable and print.

Some of the competitors mentioned above also act as suppliers of AcuityAds, putting them in a conflict of interest position. There is a risk that such competitors may, in the future, constrain or entirely cut off AcuityAds from its sources of inventory in order to improve their own competitive position in the markets targeted by AcuityAds.

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New products or technologies will likely increase competitive pressures and competition could result in pricing pressures, reduced margins, or the failure of AcuityAds’ offerings to achieve or maintain acceptance in existing or anticipated markets. New technologies and the influx of new entrants into the market also could cause competition to persist and intensify in the future, which could harm AcuityAds’ ability to increase revenue and maintain profitability. The development of competing offerings or technologies by market participants or the emergence of new industry or government standards may adversely affect AcuityAds’ competitive position.

As a result of these and other factors, AcuityAds may be unable to compete effectively with its current or future competitors. Increased competition may result in reduced pricing, increased sales and marketing expense, longer sales cycles or a decrease of AcuityAds’ market share, any of which could negatively affect AcuityAds’ revenue and future operating results and ability to grow its business. Such inability would likely have a material adverse effect on AcuityAds’ business, financial condition and results of operations.

Ad Blockers

Consumers may download free or paid “ad-blocking” software on their computers or mobile devices, not only for privacy reasons, but also to counteract the adverse effect advertisements can have on the consumer experience, including increased load times, data consumption, and screen overcrowding. Ad-blocking technologies and other global privacy controls may prevent some third-party cookies, or other tracking technologies, from being stored on a consumer’s computer or mobile device. If more consumers adopt these measures, the Corporation’s business, results of operations, and financial condition could be adversely affected. Ad-blocking technologies could have an adverse effect on the Corporation’s business, results of operations, and financial condition if they reduce the volume or effectiveness and value of advertising. Even if ad blockers do not ultimately have an adverse effect on the Corporation’s business, investor concerns about ad blockers could cause the Corporation’s stock price to decline.

In addition, internet-connected devices and operating systems controlled by third parties increasingly contain features that allow device users to disable functionality that allows for the delivery of advertising on their devices. Device and browser manufacturers may include or expand these features as part of their standard device specifications. For example, when Apple announced that UDID, a standard device identifier used in some applications, was being superseded and would no longer be supported, application developers were required to update their apps to utilize alternative device identifiers such as universally unique identifier, or, more recently, identifier-for-advertising, which simplify the process for Apple users to opt out of behavioral targeting. If users elect to utilize the opt-out mechanisms in greater numbers, the Corporation’s ability to deliver effective advertising campaigns on behalf of its advertisers would suffer, which could cause the Corporation’s business, financial condition, or results of operations to suffer.

Use of Third-Party Cookies and Other Tracking Technologies

AcuityAds expects to benefit as compared to others in our industry from marketers reducing their reliance on vendors and software platforms that utilize third-party cookies for tracking. However, AcuityAds cannot assure you that the shift away from cookie-based consumer tracking will happen as rapidly as we expect or that such shift will occur at all. Additionally, even if the shift away from cookie-based consumer tracking does occur, AcuityAds may not be as successful in growing our business and increasing our revenue as AcuityAds expects. For example, marketers may not shift their business away from our competitors if our competitors are successful in developing alternative products or services that are not significantly reliant on the cookie-based framework.

Digital advertising and in-app advertising are largely dependent on established technology companies and their operation of the most commonly used Internet browsers (Chrome, Firefox, Internet Explorer and Safari), devices and their operating systems (Android and iOS). These companies continue to make changes to the operations or policies of their browsers, devices and operating systems in a manner that fundamentally changes our ability to operate our platform or collect data. For example, Apple introduced new rules around the tracking of data with its rollout of its iOS 14 operating system and browser providers recently enacted changes restricting the use of third-party cookies in their browsers, which may cause instability in the digital advertising market.

Users of these browsers, devices or operating systems may also adjust their behaviors and use of technology in ways that change our ability to collect data. Digital advertising and in-app advertising are also dependent, in part, on internet protocols and the practices of internet service providers, including IP address allocation. Changes that these providers make to their practices, or adoption of new internet protocols, may materially limit or alter the availability of data. A limitation or alteration of the availability of data in any of these or other instances may have a material impact on the advertising technology industry, which could decrease advertising budgets and subsequently reduce our revenue and adversely affect our business, operating results and financial condition.

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For in-app advertising, data regarding interactions between users and devices are tracked mostly through stable, pseudonymous mobile device identifiers that are built into the device operating system with privacy controls that allow users to express a preference with respect to data collection for advertising, including to disable the identifier. These identifiers and privacy controls are defined by the developers of the mobile platforms and could be changed by the mobile platforms in a way that may negatively impact our business. Privacy aspects of other channels for programmatic advertising, such as connected TVs or over-the-top video, are still developing. Technical or policy changes, including regulation or industry self-regulation, could harm our growth in those channels.

Digital advertising is also subject to government regulation which may impact our ability to collect and use data. As the collection and use of data for digital advertising has received ongoing media attention over the past several years, some government regulators, such as the U.S. Federal Trade Commission (“FTC”), and privacy advocates have raised significant concerns around observed data. There has been an array of ‘do-not-track’ efforts, suggestions and technologies introduced to address these concerns. However, the potential regulatory and self-regulatory landscape is inherently uncertain, and there is no consensus definition of tracking, nor agreement on what would be covered by ‘do-not-track’ functionality. There is activity by the major Internet browsers to default set on ‘do-not-track’ functionality, including by Safari and Firefox. It is not clear if other Internet browsers will follow.

Certain international jurisdictions have adopted and implemented legislation that negatively impacts the use of cookies and other tracking technologies for online advertising, and additional jurisdictions may do so in the future. Currently, although Canadian anti-spam legislation (“CASL”) requires consent to install a computer program, CASL provides a deemed express consent for the installation of a cookie. Limitations on the use or effectiveness of cookies or other tracking technologies may impact the performance of the Programmatic Marketing Platform. AcuityAds may be required to, or otherwise may determine that it is advisable to, develop or obtain additional tools and technologies to compensate for any loss of data. AcuityAds may not be able to develop or implement such additional tools. Moreover, even if AcuityAds is able to do so, such additional tools may be subject to further regulation, time consuming to develop or costly to obtain, and less effective than AcuityAds’ current tracking technology.

If AcuityAds’ ability to use cookies were substantially restricted due to the foregoing, or for any other reason, we would have to generate and use other technology or methods that allow the gathering of user data in order to provide services to customers. This change in technology or methods could require significant re-engineering time and resources, and may not be complete in time to avoid negative consequences to AcuityAds’ business. In addition, alternative technology or methods might not be available on commercially reasonable terms, if at all.

Potential “Do Not Track” Standards

As the use of cookies has received ongoing media attention in recent years, some government regulators and privacy advocates have suggested creating a “Do Not Track” standard that would allow internet users to express a preference, independent of cookie settings in their browser, not to have website browsing recorded. Currently under California law, operators of commercial websites that collect personal information from California consumers must disclose in a privacy policy how the website or online service responds to Do Not Track signals from web browsers. All major internet browsers have implemented some version of a “Do Not Track” setting. However, there is no definition of “tracking,” no consensus regarding what message is conveyed by a “Do Not Track” setting and no industry standards regarding how to respond to a “Do Not Track” preference. The World Wide Web Consortium chartered a “Tracking Protection Working Group” in 2011 to convene a multi-stakeholder group of academics, thought leaders, companies, industry groups and consumer advocacy organizations, to create a voluntary “Do Not Track” standard for the web. The group has yet to agree upon a standard. The “Do-Not-Track Online Act of 2013” was introduced in the U.S. Senate in February 2013. If a “Do Not Track” browser setting is adopted by many internet users, and the standard either imposed by legislation or agreed upon by standard setting groups, prohibits AcuityAds from using non-personal information as it currently does, then that could hinder growth of advertising and content production on the web generally, cause AcuityAds to change its business practices and adversely affect its business.

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Legislation and Regulation

Government regulation may increase the costs of doing business online. The Canadian and certain foreign governments have enacted or are considering legislation related to online advertising and management of AcuityAds expects to see an increase in legislation and regulation related to advertising online, the use of geo-location data to inform advertising, the collection and use of anonymous internet user data and unique device identifiers, such as mobile unique device identifiers, and other data protection and privacy regulation. Such legislation could affect the costs of doing business online, and may adversely affect the demand for AcuityAds’ offerings or otherwise harm its business, results of operations and financial condition. For example, a wide variety of provincial, state, national and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal information. While AcuityAds takes measures to protect the security of information that it collects, uses and discloses in the operation of its business, if there is a data breach, there is a potential for claims for damages by consumers whose personal information has been disclosed without authorization. Evolving and changing definitions of personal information, within Canada, the United States and elsewhere, especially relating to classification of machine or device identifiers, location data and other information, have in the past, and may cause AcuityAds to, in the future, change business practices, or limit or inhibit AcuityAds’ ability to operate or expand its business. Data protection and privacy-related laws and regulations are evolving and may result in ever-increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions. While AcuityAds takes measures to protect the security of information that it collects, uses and discloses in the operation of its business, and to offer certain privacy protections with respect to such information, such measures may not always be effective.

In Europe, the General Data Protection Regulation (“GDPR”) provides for obligations that apply internationally to entities that control or process the personal data of citizens of the European Union. Several of these obligations, if applicable, could require changes to the processes used by AcuityAds. Existing and proposed laws and regulations, in particular in the European Union and the United States, concerning user privacy, use of personal information and on-line tracking technologies could affect the efficacy and profitability of internet-based and digital marketing. For example, the California Consumer Privacy Act (the “CCPA”), which went into effect on January 1, 2020, imposes stringent data privacy and security requirements and obligations with respect to the personal information of California residents, including, among other things, new disclosures to California consumers and providing such consumers new data protection and privacy rights, including the ability to opt out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal data that may increase the likelihood of, and risks associated with, data breach litigation. It remains unclear how various provisions of the CCPA will be interpreted and enforced, and multiple states have enacted or are expected to enact similar laws. The costs of compliance with these laws may increase in the future as a result of the implementation of new laws or regulations, such as the GDPR or the CCPA, or changes in interpretations of current ones. Any failure on the Corporation’s part to comply with these legal requirements, or their application in an unanticipated manner, could harm its business and result in penalties or significant legal liability.

In addition, while AcuityAds takes steps to avoid unlawful collection of personally identifiable data about consumers, it may inadvertently receive this information from advertisers or advertising agencies or through the process of delivering advertising, in which case it may log this information and may inadvertently release it in contravention of applicable privacy legislation. The Corporation’s failure to comply with applicable laws and regulations, or to protect personal information, could result in enforcement action against the Corporation, including fines, imprisonment of its officers and public censure, claims for damages by consumers and other affected individuals, damage to the Corporation’s reputation and loss of goodwill, any of which could have a material adverse impact on operations, financial performance and business. Even the perception of privacy concerns, whether or not valid, may harm the Corporation’s reputation and inhibit adoption of its offerings by current and future advertisers and advertising agencies.

Transfer and Receipt of Personal Data from the European Economic Area (“EEA”)

With regard to transfers to the U.S. of personal data (as such term is defined under the GDPR) from AcuityAds’ European employees, customers and users, the Corporation relied until recently upon the EU — U.S. Privacy Shield, as well as EU standard contractual clauses in certain circumstances. Both the EU — U.S. Privacy Shield and EU standard contractual clauses have been subject to legal challenge, resulting in the EU — U.S. Privacy Shield being recently invalidated by the Court of Justice of the European Union (CJEU). While the validity of the EU standard contractual clauses was confirmed by the Court, the use of the standard clauses with respect to data transfers to the U.S. may be subject to further challenge. The U.S. Department of Commerce and the European Commission have initiated discussions to evaluate the potential for an enhanced EU — U.S. Privacy Shield framework that would comply with the CJEU decision; however, such an enhancement may not be created, or any such enhancement could be subject to further challenge before the European courts. Accordingly, AcuityAds may experience reluctance or refusal by current or prospective European customers to use its products, and AcuityAds may find it necessary or desirable to make further changes to its handling of personal data of EEA residents, including arrangements to store and process such data outside the U.S. AcuityAds may also be unsuccessful in maintaining legitimate means for its transfer and receipt of personal data from the EEA. The regulatory environment applicable to the handling of EEA residents’ personal data, and AcuityAds’ actions taken in response, may cause AcuityAds to assume additional liabilities or incur additional costs, and could result in AcuityAds’ business, operating results and financial condition being harmed. Additionally, should AcuityAds continue to transfer the personal data of EEA residents to the U.S. without a GDPR-compliant solution, AcuityAds and its customers may face a risk of enforcement actions by data protection authorities in the EEA relating to personal data transfers to AcuityAds and by AcuityAds from the EEA. Any such enforcement actions could result in substantial costs and diversion of resources, distract management and technical personnel and negatively affect AcuityAds’ business, operating results and financial condition.

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Ability to Protect AcuityAds’ Proprietary Offering

Any failure to protect AcuityAds’ proprietary Programmatic Marketing Platform could harm its business and competitive position. There can be no assurance that any steps AcuityAds has taken or intends to take will be adequate to defend and prevent misappropriation of technology, including the possibility of reverse engineering and the possibility that potential competitors will independently develop technologies that are designed around and are substantially equivalent or superior to AcuityAds’ technology.

AcuityAds may use a combination of trade secret, copyright law, nondisclosure agreements, passing-off laws, other common law intellectual property protections and technical measures to protect its proprietary technology. AcuityAds has generally entered into confidentiality agreements with and obtains assignments of intellectual property and waivers of moral rights from its employees and contractors and has worked to limit access to and distribution of its technology, documentation and other proprietary information. However, the steps taken may not be adequate to deter misappropriation or independent third-party development of AcuityAds’ technology. If AcuityAds fails to protect its intellectual property rights adequately, its competitors may gain access to the Corporation’s technology, which could have a material adverse effect on its business.

Establishing trade secret, copyright, breach of contract or other breach of common law intellectual property law can be difficult and expensive, and the laws, procedures and restrictions may provide only limited protection. It may be possible for unauthorized third parties to copy or reverse engineer aspects of AcuityAds’ technology or otherwise obtain and use information that the Corporation regards as proprietary. Unauthorized third parties may also develop technologies similar or superior to AcuityAds’ technology or design around its proprietary rights, despite the steps the Corporation has taken to protect its proprietary rights.

Policing unauthorized use of technology is difficult. In addition, the laws of some foreign countries do not protect proprietary technology rights to the same extent as do the laws of Canada and the United States. If AcuityAds resorts to legal proceedings to enforce its intellectual property rights, the proceedings could be burdensome and expensive and could involve a high degree of risk to AcuityAds’ proprietary rights if it is unsuccessful in such proceedings. Moreover, AcuityAds’ financial resources may not be adequate to enforce or defend its rights in its technology. Additionally, any patents that AcuityAds may apply for or obtain in the future may not be broad enough to protect all of the technology that is important to its business, and its ownership of patents would not in itself prevent others from securing patents that may prevent AcuityAds from engaging in actions necessary to its business, products, or services.

Infringement of Intellectual Property Rights

If AcuityAds’ proprietary Programmatic Marketing Platform violates or is alleged to violate third-party proprietary rights, AcuityAds may be required to reengineer its technology or seek to obtain licenses from third-parties to continue offering its technology without substantial reengineering. Any such efforts may not be successful or if successful could require payments that may have a material adverse effect on profitability and financial condition. Any litigation involving infringement claims would be expensive and time-consuming, and an adverse outcome may result in payment of damages or injunctive relief that could materially and adversely affect AcuityAds’ business.

Various circumstances could pose a threat to its intellectual property rights. Effective intellectual property protection may not be available in the U.S., Canada or other countries in which the Programmatic Marketing Platform is offered in the future. In addition, the efforts that have been taken to protect AcuityAds’ intellectual property rights may not be sufficient or effective. Any impairment of AcuityAds’ intellectual property rights could harm its business, its ability to compete and harm its operating results.

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AcuityAds does not independently verify whether it is permitted to deliver advertising to its advertisers’ internet users or that the content of the advertisements it delivers is legally permitted. AcuityAds receives representations from advertisers that the content of the advertising that AcuityAds places on their behalf is lawful. AcuityAds also relies on representations from its advertisers that they maintain adequate privacy policies that allow AcuityAds to place pixels on their websites and collect valid consents from users that visit those websites to collect and use such user’s information to aid in delivering AcuityAds’ offerings. If any of these representations are untrue and AcuityAds’ advertisers do not abide by laws governing their content or privacy practices, AcuityAds may become subject to legal claims and exposed to potential liability and expense (for which it may or may not be indemnified), and its reputation may be damaged.

Use of Open Source Software Components

AcuityAds’ Programmatic Marketing Platform, including its computational infrastructure, relies on software licensed to it by third-party authors under “open source” licenses. The use of open source software may entail greater risks than the use of third-party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. Some open source licenses contain requirements that AcuityAds make available source code for modifications or derivative works AcuityAds creates based upon the type of open source software AcuityAds uses. If AcuityAds combines its proprietary software with open source software in a certain manner, AcuityAds could, under certain open source licenses, be required to release the source code of its proprietary software to the public. This would allow AcuityAds’ competitors to create similar solutions with lower development effort and time and ultimately put the Corporation at a competitive disadvantage.

Although AcuityAds monitors its use of open source software to avoid subjecting its products to conditions it does not intend, the terms of many open source licenses have not been interpreted by Canadian courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on AcuityAds’ ability to commercialize its services. Moreover, AcuityAds cannot guarantee that its processes for controlling its use of open source software will be effective. If AcuityAds is held to have breached the terms of an open source software license, it could be required to seek licenses from third parties to continue operating its platform on terms that are not economically feasible, to re-engineer its platform or the supporting computational infrastructure to discontinue use of certain code, or to make generally available, in source code form, portions of its proprietary code, any of which could adversely affect the Corporation’s business, operating results and financial condition.

Unanticipated Problems Associated with the Programmatic Marketing Platform

AcuityAds depends upon the sustained and uninterrupted performance of its platform to operate a number of campaigns at any given time; manage its inventory supply; bid on inventory for each campaign; serve or direct a third- party to serve advertising; collect, process and interpret data; and optimize campaign performance in real time and provide billing information. Because AcuityAds’ software is complex, undetected errors and failures may occur, especially when new versions or updates are made. AcuityAds’ Programmatic Marketing Platform may contain undetected errors or “bugs”, which result in system failures, or failure to perform in accordance with industry or customer expectations. Despite AcuityAds’ plans for quality control and testing measures, its Programmatic Marketing Platform, including any enhancements, may contain such bugs or exhibit performance degradation, particularly during periods of rapid expansion. In such an event, the Corporation may be required or choose to expend additional resources to help mitigate any problems resulting from errors in its software. Product or system performance problems could result in loss of or delay in revenue, loss of market share, failure to achieve market acceptance, adverse publicity, diversion of development resources and claims against the Corporation by its customers and other parties.

The Corporation may also experience interruptions in its information systems on which its operations depend. Further, the Corporation may face attempts by others to gain unauthorized access through the Internet to its information technology systems, to intentionally hack, interfere with or cause physical or digital damage to or failure of such systems (such as significant viruses or worms), which attempts the Corporation may be unable to prevent. The Corporation could be unaware of an incident or its magnitude and effects until after it is too late to prevent it and the damage it may cause. Any security breaches, unauthorized access, unauthorized usage, virus or similar breach or disruption could result in loss of confidential information, personal data and customer content, damage to the Corporation’s reputation, early termination of contracts, litigation, regulatory investigations or other liabilities.

Operational and performance issues with AcuityAds’ platform, whether real or perceived, including a failure to respond to technological changes or to upgrade its technology systems, may adversely affect AcuityAds’ business, operating results and financial condition. Sustained and uninterrupted performance of AcuityAds’ platform is necessary to manage its inventory supply; acquire inventory for each campaign; collect, process and interpret data; and optimize campaign performance in real time and provide billing information to the Corporation’s financial systems. If AcuityAds’ platform cannot scale to meet demand, if there are errors in AcuityAds’ execution of any of these functions on its platform, or if the Corporation experiences outages, then AcuityAds’ business may be harmed.

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As AcuityAds expands its business, continual investment in technology services and equipment is expected. Without these improvements, operations might suffer from unanticipated system disruptions, slow transaction processing, unreliable service levels, impaired quality or delays in reporting accurate information regarding transactions in AcuityAds’ platform, any of which could negatively affect AcuityAds’ reputation and ability to attract and retain customers. In addition, the expansion and improvement of AcuityAds’ systems and infrastructure may require the Corporation to commit substantial financial, operational and technical resources, with no assurance AcuityAds’ business will grow. If AcuityAds fails to respond to technological change or to adequately maintain, expand, upgrade and develop its systems and infrastructure in a timely fashion, its growth prospects and results of operations could be adversely affected.

Operational and performance issues with AcuityAds’ platform could also result in negative publicity, damage to its brand and reputation, loss of or delay in market acceptance of AcuityAds’ platform, increased costs or loss of revenue, loss of the ability to access our platform, loss of competitive position or claims by customers for losses sustained by them. Alleviating problems resulting from such issues could require significant expenditures of capital and other resources and could cause interruptions, delays or the cessation of AcuityAds’ business, any of which may adversely affect its operating results and financial condition.

Failure to Access Advertising Inventory

AcuityAds must maintain a consistent supply of ad inventory. AcuityAds’ success depends on its ability to secure inventory on reasonable terms across a broad range of advertising inventory partners in various verticals and formats. The amount, quality and cost of inventory available to AcuityAds can change at any time. If AcuityAds’ relationships with any of its significant suppliers were to cease, or if the material terms of these relationships were to change unfavourably, AcuityAds’ business would be negatively impacted. AcuityAds’ suppliers are generally not bound by long-term contracts. As a result, there is no guarantee that AcuityAds will have access to a consistent supply of inventory on favorable terms. Inventory suppliers control the sales process for the inventory they supply, and their processes may not always work in AcuityAds’ favor. For example, suppliers may place restrictions on the use of their inventory, including prohibiting the placement of advertisements on behalf of specific marketers.

As new types of inventory, such as digital advertising for television, become more readily available, AcuityAds will need to expend significant resources to ensure it has access to such new inventory. AcuityAds’ success depends on consistently adding valued inventory in a cost-effective manner. If AcuityAds is unable to maintain a consistent supply of inventory for any reason, customer retention and loyalty, and our operating results and financial condition could be harmed.

Social Data

AcuityAds’ social data offering is currently based on publicly available social data signals from users on social media platforms. AcuityAds, through its wholly-owned subsidiary, 140 Proof Inc., is able to access this social user data for audience targeting. If ActuityAds access to such data is diminished, the effectiveness of its platforms will decrease, in turn harming operation results and financial conditions. Conversely, AcuityAds’ ability to grow its revenue in this channel is closely tied to the availability and access to the social data signals from these social media platforms. These social media platforms may restrict AcuityAds’ access to their publicly available data, intentionally or unintentionally. Additionally, the performance of this type of data in a particular scenario cannot be predicted. Also, data obtained in this way may not always correlate precisely with the target audience resulting in distorted insights. Another risk is that social media companies may cease to exist or become less relevant, based on the size and reach of their platforms which could harm AcuityAds’ social data offering and revenues. Additionally, other players in the market could potentially develop competing tools potentially limiting AcuityAds’ market penetration which in turn could negatively impact revenues.

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Mobile Advertising

AcuityAds’ success in the mobile advertising channel depends upon the ability of its Programmatic Marketing Platform to integrate with mobile inventory suppliers and provide advertising for most mobile connected devices, as well as the major operating systems that run on them and the thousands of applications that are downloaded onto them. The design of mobile devices and operating systems is controlled by third parties with whom AcuityAds does not have any formal relationships. These parties frequently introduce new devices, and from time to time they may introduce new operating systems or modify existing ones. Network carriers may also impact the ability to access specified content on mobile devices. If AcuityAds’ platform is unable to work on these devices or operating systems, either because of technological constraints or because a maker of these devices or developer of these operating systems wishes to impair AcuityAds’ ability to provide advertisements on them or AcuityAds’ ability to fulfill advertising space, or inventory, from developers whose applications are distributed through their controlled channels, AcuityAds’ ability to generate revenue could be significantly harmed.

Video Advertising

AcuityAds’ analytics-led video offering is currently based on data accessible from key partnerships and application program interface integration with large video portals in providing the data analytics for its TrueReach® platform. As a result, AcuityAds’ ability to grow its revenue in this channel is closely tied to the availability and access to the data from video-based platforms. These video-based platforms may restrict AcuityAds’ access to their application program interface and/or publicly available data, intentionally or unintentionally which could negatively impact AcuityAds’ analytics-led video offering and revenues. Additionally, other players in the market could potentially develop competing tools potentially limiting AcuityAds’ market penetration which in turn could negatively impact revenues.

Fraud

AcuityAds operates as a technology and services provider in a dynamic ecosystem where fraud exists. Typical forms of fraud include robotic traffic, where robots mimic the behaviour of users in order to inflate the number of impressions, clicks, post clicks actions or other metrics associated with the ad; ads that have no potential to be viewed by a human; and activities designed to trick mechanisms for user data collection or attribution models. AcuityAds employs reasonable measures to detect and eliminate fraud to the best of its ability. However, despite its efforts, AcuityAds is not in the fraud detection business and there are no guarantees as to the degree to which fraud can be minimized.

Publisher Protection

AcuityAds offers managed media campaign services and licenses its technology to third parties who use it to carry out media buys. Despite AcuityAds’ efforts to protect its suppliers from unwanted buying activities and ads, misuse of the system by advertising parties cannot be ruled out.

Potential for Liability

Advertising often results in litigation relating to copyright or trademark infringement, public performance royalties or other claims based on the nature and content of advertising that is distributed through AcuityAds’ platform. If the Corporation’s customers do not possess the rights necessary to serve advertisements through AcuityAds’ platform, the Corporation may be exposed to potential liability and its reputation may be damaged. While AcuityAds’ customers are typically obligated to indemnify the Corporation, such indemnification may not fully cover all losses and/or there is potential for collection issues. In addition to settlement costs, AcuityAds may be responsible for its own litigation costs, which can be extensive.

AcuityAds may also face potential liability and harm to its business based on the human factor of inputting information into its platform. While AcuityAds’ platform includes several checks and balances, it is possible for human error to result in over-spending. We offer a number of protections such as daily or overall spending caps, but despite these protections, the ability for overspend exists. For example, campaigns which last for a period of time can be set to pace evenly or as quickly as possible. If a customer with a high credit limit enters an incorrect daily cap with a campaign set to a rapid pace, it is possible for a campaign to accidently go significantly over budget. AcuityAds’ potential liability for such errors may be higher when they occur in situations in which we are executing purchases on behalf of a customer (i.e., Full-Service) rather than the customer using the self-service feature of our platform. AcuityAds is ultimately responsible for paying the inventory providers and may be unable to collect from customers when such issues occur.

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Obsolescence

AcuityAds’ business is characterized by rapid technological change, frequent new product and service introductions and enhancements, uncertain product life cycles, changes in customer requirements, and evolving industry standards. The introduction of new products embodying new technologies, the emergence of new industry standards, or improvements to existing technologies could render AcuityAds’ platform obsolete or relatively less competitive. AcuityAds’ future success will depend upon its ability to continue to develop and expand its Programmatic Marketing Platform and to address the increasingly sophisticated needs of its customers. AcuityAds may experience delays in releasing new offerings or enhancements in the future. Material delays in introducing new offerings or enhancements may cause customers to forego purchases of AcuityAds’ offering to purchase offerings of competitors instead.

Catastrophic Events

AcuityAds maintains servers at co-location facilities in the United States that it uses to deliver advertising campaigns for its advertisers. Any of its existing and future facilities may be harmed or rendered inoperable by attack or security intrusion by a computer hacker, natural or man-made disasters, including earthquakes, tornadoes, hurricanes, wildfires, floods, nuclear disasters, war, acts of terrorism or other criminal activities, infectious disease outbreaks and power outages, any of which may render it difficult or impossible for AcuityAds to operate its business for some period of time. If AcuityAds were to lose the data stored in one or more of its co-location facilities, it could take several days, if not weeks, to recreate this data from multiple sources, which could result in significant negative impact on its business operations, and potential damage to its advertiser and advertising agency relationships. Any disruptions in AcuityAds’ operations could negatively impact its business and results of operations, and harm its reputation. In addition, AcuityAds may not carry sufficient business interruption insurance to compensate for the losses that may occur. Any such losses or damages could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

Economic, Political and Market Conditions

AcuityAds’ business depends on the overall demand for advertising and on the economic health of its current and prospective advertisers. Economic downturns or instability in political or market conditions may cause current or new advertisers to reduce their advertising budgets. Adverse economic conditions and general uncertainty about continued economic recovery are likely to affect the Corporation’s business prospects. This uncertainty may cause general business conditions in the United States and elsewhere to deteriorate or become volatile, which could cause advertisers to delay, decrease or cancel purchases of the Corporation’s offerings, and expose the Corporation to increased credit risk on advertiser orders, which, in turn, could negatively impact its business, financial condition and results of operations. In addition, continued geopolitical turmoil in many parts of the world have and may continue to put pressure on global economic conditions, which could lead to reduced spending on advertising.

Negative Industry Publicity

Unfavourable publicity and negative public perception about online advertising industry, particularly concerns regarding data privacy and security relating to online advertising industry’s technology and practices, and perceived failure to comply with laws and industry self-regulation, could adversely affect AcuityAds’ business and operating results. With the growth of digital advertising and e-commerce, there is increasing awareness and concern among the general public, privacy advocates, mainstream media, governmental bodies and others regarding marketing, advertising, and data privacy matters, particularly as they relate to individual privacy interests and the global reach of the online marketplace. Concerns about industry practices with regard to the collection, use, and disclosure of personal information, whether or not valid and whether driven by applicable laws and regulations, industry standards, customer or inventory provider expectations, or the broader public, may harm AcuityAds’ reputation, result in loss of goodwill, and inhibit use of AcuityAds’ platform by current and future customers. Any unfavourable publicity or negative public perception about AcuityAds, its industry, including its competitors, or even other data focused industries can affect AcuityAds’ business and results of operations, and may lead to digital publishers or AcuityAds’ customers changing their business practices or additional regulatory scrutiny or lawmaking that affects AcuityAds or its industry. For example, in recent years, consumer advocates, mainstream media and elected officials have increasingly and publicly criticized the data and marketing industry for its collection, storage and use of personal data. Additional public scrutiny may lead to general distrust of online advertising industry, consumer reluctance to share and permit use of personal data, increased consumer opt-out rates or increased private class actions, any of which could negatively influence, change or reduce AcuityAds’ current and prospective customers’ demand for AcuityAds’ products and services, subject the Corporation to liability and adversely affect AcuityAds’ business and operating results.

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Corporate Culture

AcuityAds believes that its corporate culture has been critical to its success and AcuityAds has invested substantial time and resources in building its team within its company culture. However, as AcuityAds grows, it may be difficult to maintain its culture, which could reduce AcuityAds’ ability to innovate and operate effectively and proactively focus on and pursue its corporate objectives. The failure to maintain the key aspects of AcuityAds’ culture as it grows could result in decreased employee satisfaction, increased difficulty in attracting top talent, increased turnover and degraded quality of customer service, all of which are important to AcuityAds’ success and to the effective execution of our business strategy. In the event AcuityAds is unable to maintain its corporate culture as it grows to scale, AcuityAds’ business, operating results and financial condition could be harmed.

Risks Related to the Common Shares and Corporate and Securities Laws

Market for Common Shares

There can be no assurance that an active trading market for the Common Shares will develop or, if developed, that any market will be sustained. Technology stocks have historically experienced high levels of volatility and AcuityAds cannot predict the prices at which the Common Shares will trade. Fluctuations in the market price of the Common Shares could cause an investor to lose all or part of its investment in Common Shares. Factors that could cause fluctuations in the trading price of the Common Shares include (i) announcements of new offerings, products, services, technologies and technological developments, regulatory changes, commercial relationships, acquisitions or other events by the Corporation or its competitors; (ii) price and volume fluctuations in the overall stock market from time to time; (iii) significant volatility in the market price and trading volume of technology companies in general and of companies in the digital advertising industry in particular; (iv) fluctuations in the trading volume of the Common Shares or the size of the Corporation’s public float; (v) actual or anticipated changes or fluctuations in the Corporation’s results of operations; (vi) whether AcuityAds’ results of operations meet the expectations of securities analysts or investors; (vii) actual or anticipated changes in the expectations and/or recommendations of investors or securities research analysts; (viii) litigation involving the Corporation, its industry, or both; (ix) regulatory developments in Canada, the U.S., and foreign countries; (x) general economic conditions and trends, including global financial markets, global economies and general market conditions, such as interest rates; (xi) major catastrophic events; (xii) escrow releases or sales of large blocks of the Common Shares; (xii) departures of key employees or members of management; (xiii) significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Corporation or its competitors; or (xiv) an adverse impact on AcuityAds from any of the other risks cited herein.

In addition, if the stock market for technology companies, or the stock market generally, experiences a loss of investor confidence, the trading price of AcuityAds’ Common Shares could decline for reasons unrelated to its business, operating results or financial condition. Share prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. The trading price of AcuityAds’ Common Shares might also decline in reaction to events that affect other companies in its industry even if these events do not directly affect the Corporation. In the past, shareholders have filed securities class action litigation following periods of market volatility. If AcuityAds were to become involved in securities litigation, it could subject it to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

Dividend Policy

AcuityAds is not currently paying any dividends on the Common Shares and may not declare or pay any dividends in the future. AcuityAds may, in its discretion, retain any earnings to finance the operation and expansion of its business, and accordingly, may not pay any dividends in the future. As a result, an investor may only receive a return on its investment in the Common Shares if the market price of such shares increases. In addition, the Corporation’s credit facilities with Silicon Valley Bank contains restrictions on AcuityAds’ ability to pay dividends. See “Dividends and Distributions.”

Public Company Implications

As a publicly-listed corporation, AcuityAds is subject to the listing requirements of the TSX and the Nasdaq and other applicable securities laws, rules and regulations. Compliance with these rules and regulations could become more difficult, time-consuming or costly and increase demand on the Corporation’s systems and resources. Significant resources and management oversight are required to maintain and may be required in the future to improve the Corporation’s controls and procedures and internal controls over financial reporting. As a result, management’s attention may be diverted from other business concerns, which could harm AcuityAds’ business and operating results.

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Foreign Private Issuer

AcuityAds is a “foreign private issuer”, as such term is defined in Rule 405 under the Securities Act, and is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare our disclosure documents filed under the Exchange Act in accordance with Canadian disclosure requirements. Under the Exchange Act, AcuityAds is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, AcuityAds will not file the same reports that a U.S. domestic issuer would file with the United States Securities and Exchange Commission (the “SEC”), although AcuityAds will be required to file or furnish to the SEC the continuous disclosure documents that AcuityAds is required to file in Canada under Canadian securities laws. In addition, AcuityAds’ officers, directors, and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, AcuityAds’ shareholders may not know on as timely a basis when AcuityAds’ officers, directors and principal shareholders purchase or sell shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, AcuityAds is exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. AcuityAds is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While AcuityAds expects to comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive in every case the same information at the same time as such information is provided by U.S. domestic issuers.

In addition, as a foreign private issuer, AcuityAds has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that AcuityAds discloses the requirements it is not following and describes the Canadian practices it follows instead. AcuityAds plans to rely on this exemption. As a result, AcuityAds’ shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all U.S. corporate governance requirements.

Canadian Corporate and Security Laws

The Corporation is governed by the CBCA and other relevant laws, which may affect the rights of shareholders differently than those of a company governed by the laws of a U.S. jurisdiction, and may, together with the Corporation’s constating documents, have the effect of delaying, deferring or discouraging another party from acquiring control of the Corporation by means of a tender offer, a proxy contest or otherwise, or may affect the price an acquiring party would be willing to offer in such an instance. The material differences between the CBCA and General Corporation Law of the State of Delaware (“DGCL”) that may have the greatest such effect include, but are not limited to, the following: (i) for material corporate transactions (such as mergers and amalgamations, other extraordinary corporate transactions or amendments to the Corporation’s articles) the CBCA generally requires a two-thirds majority vote by shareholders, whereas DGCL generally requires only a majority vote; and (ii) under the CBCA, holders of 5% or more of the Corporation’s shares that carry the right to vote at a meeting of shareholders can requisition a special meeting of shareholders, whereas such right does not exist under the DGCL.

Issuance of Additional Securities in the Future

AcuityAds’ articles of incorporation permit us to issue an unlimited number of Common Shares. AcuityAds anticipates that it will, from time to time, issue additional Common Shares in the future, including in connection with potential acquisitions. Subject to the requirements of the TSX and the Nasdaq, AcuityAds will not be required to obtain the approval of shareholders for the issuance of additional Common Shares. Any further issuances of Common Shares will result in immediate dilution to existing shareholders and may have an adverse effect on the value of their shareholdings.

AcuityAds’ articles of incorporation also permit AcuityAds to issue an unlimited number of Preference Shares, issuable in series. While AcuityAds has no present plans to issue any Preference Shares, AcuityAds’ board of directors has the authority to issue Preference Shares and determine the price, designation, rights, (including voting and dividend rights), preferences, privileges, restrictions and conditions of such Preference Shares and to determine to whom they shall be issued. Any issuance of Preference Shares may result in further dilution to existing shareholders and have an adverse effect on the value of their shareholdings. AcuityAds cannot foresee the terms and conditions of any future offerings of Preference Shares nor the effect they may have on the market price of the Common Shares.

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Directors and Officers Reside in Canada

The Corporation is governed by the CBCA with its principal place of business in Canada, most of its directors and officers reside in Canada or the provinces thereof and the majority of the Corporation’s assets and the all or a substantial portion of the assets of these persons may be located outside the United States. Consequently, it may be difficult for investors who reside in the United States to effect service of process in the United States upon the Corporation or upon such persons who are not residents of the United States, or to realize upon judgments of courts of the United States predicated upon the civil liability provisions of the U.S. federal securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. Investors should not assume that Canadian courts: (i) would enforce judgments of U.S. courts obtained in actions against the Corporation or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue sky laws of any state within the United States, or (ii) would enforce, in original actions, liabilities against the Corporation or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws. Similarly, some of the Corporation’s directors and officers are residents of countries other than Canada and all or a substantial portion of the assets of such persons are located outside Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these persons. In addition, it may not be possible for Canadian investors to collect from these persons judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult for Canadian investors to succeed in a lawsuit in the United States based solely on violations of Canadian securities laws.

Analyst Coverage

The trading market for the Common Shares will, to some extent, depend on the research and reports that securities or industry analysts publish about the Corporation or its business. The Corporation does not have any control over these analysts. If one or more of the analysts who covers the Corporation should downgrade the Common Shares or change their opinion of the Corporation’s business prospects, the Corporation’s share price would likely decline. If one or more of these analysts ceases coverage of the Corporation or fails to regularly publish reports on the Corporation, the Corporation could lose visibility in the financial markets, which could cause the Corporation’s share price or trading volume to decline.

Tax Consequences

There may be income tax consequences in relation to the Common Shares, which will vary according to circumstances of each investor. Shareholders and prospective investors should seek independent advice from their own tax and legal advisers.

DIVIDENDS AND DISTRIBUTIONS

It is not expected that AcuityAds will declare any dividends for the foreseeable future. The Corporation does not have any restrictions on paying dividends, but (i) AcuityAds Inc. is restricted from paying dividends (including to AcuityAds) without the prior consent of its lender, and (ii) if AcuityAds generates earnings in the foreseeable future, it is expected that they will be retained to finance growth, if any. The Board will determine if and when dividends should be declared and paid in the future based upon AcuityAds’ financial position at the relevant time. Holders of Common Shares are entitled to an equal share in any dividends declared and paid on the Common Shares.

DESCRIPTION OF CAPITAL STRUCTURE

AcuityAds is authorized to issue an unlimited number of Common Shares. As of the date hereof, there are a total of 60,733,803 Common Shares issued and outstanding. In addition, as at such date the Corporation has 1,117,335 stock options issued and outstanding under its existing stock option plan and under the Corporation’s omnibus long-term incentive plan, 641,944 deferred share units issued and outstanding under its existing deferred share unit plan and 1,896,321 restricted share units issued and outstanding under the Corporation’s omnibus long-term incentive plan adopted by the shareholders on June 16, 2020. All stock options and all deferred share units are exercisable to acquire Common Shares.

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Holders of Common Shares are entitled to cast one vote per Common Share at all meetings of shareholders of the Corporation; to receive cumulative dividends, if any, as and when declared by the Board at its discretion from funds available for distribution; and upon the liquidation, dissolution or winding up of the Corporation, to receive on a pro-rata basis all the property and assets of the Corporation available for distribution.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares trade on the TSX under the symbol “AT” and on the Nasdaq under the symbol “ATY”. The following table sets forth, for the periods indicated, the reported high and low prices and the aggregate volume of trading of the Common Shares on the TSX (January 1, 2021 to December 31, 2021) and the Nasdaq (June 10, 2021 to December 31, 2021) for the financial year ended December 31, 2021.

	TSX (CAD$)			Nasdaq (US$)
Month	High	Low	Volume	High	Low	Volume
January 2021	22.7	12.06	12759662	N/A	N/A	N/A
February 2021	33.08	18.81	15120404	N/A	N/A	N/A
March 2021	29.74	15.26	23839726	N/A	N/A	N/A
April 2021	17.96	12.8	13286418	N/A	N/A	N/A
May 2021	14.84	10.18	12665868	N/A	N/A	N/A
June 2021	15.72	11.36	19691582	12.10	9.21	7,680,270
July 2021	13	9.28	8477398	10.44	7.27	4,238,500
August 2021	12.32	9.81	7575449	9.77	7.64	4,909,070
September 2021	10.9	8.27	6972229	8.68	6.48	4,142,120
October 2021	8.99	7.53	6956488	7.25	5.97	4,632,000
November 2021	8.64	4.36	16745639	6.98	3.40	14,393,840
December 2021	5.15	3.77	12287473	4.03	2.93	6,555,770

Notes:

(1) Source: Capital IQ.

Prior Sales

During the financial year ended December 31, 2021, the Corporation issued the following securities not listed or quoted on a marketplace:

Date of Issuance	Security	Number of Securities Issued	Exercise Price Per Security($)
March 4, 2021	RSUs	171,693	N/A	(1)
June 11, 2021	RSUs	59,847	N/A	(1)
August 12. 2021	RSUs	117,350	N/A	(1)
November 4, 2021	RSUs	428,366	N/A	(1)
November 29, 2021	RSUs	235,000	N/A	(1)

Notes:

(1)	The value of each restricted share unit is equal to the price of the Common Shares at the time the restricted share unit is awarded and increases/decreases as the price of the Common Shares increases/decreases.

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DIRECTORS AND OFFICERS

The following table sets forth the name, province or state and country of residence, the position held with the Corporation and period(s) during which each director of the Corporation has served as a director, the principal occupation, and the number and percentage of Common Shares beneficially owned by each director and executive officer of the Corporation. The statement as to the Common Shares beneficially owned, controlled or directed, directly or indirectly, by the directors and executive officers hereinafter named is in each instance based upon information furnished by the person concerned and is as at the date hereof. All directors of the Corporation hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed.

Name and Residence	Position with the Corporation and Period(s) Served as a Director	Principal Occupation	Number of Common Shares Beneficially Owned or Controlled	Percentage of Common Shares Beneficially Held(3)
Tal Hayek Ontario, Canada	Co-Founder, Chief Executive Officer and Director since October 9, 2009	Chief Executive Officer of the Corporation	2,361,150	3.89%
Elliot Muchnik Ontario, Canada	Chief Financial Officer since November 30, 2021	Chief Financial Officer of the Corporation	258,330	0.43%
Rachel Kapcan Ontario, Canada	Co-Founder and Vice President of Client Operations	Vice President of Client Operations of the Corporation	1,949,539	3.21%
Oren Hisherik, Ontario, Canada	Chief Information and Technology Officer since February 18, 2019	Chief Information and Technology Officer of the Corporation	200,569	0.33%
Sheldon Pollack(1)(2) Ontario, Canada	Chairman and Director since January 9, 2013	Co-founder of OnX Enterprise Solutions Inc. and early-stage investor	1,905,082	3.14%
Neil Phasey	Chief Operating Officer since October 1, 2021	Chief Operating Officer of the Corporation	94,697	0.16%
Roger Dent (1)(2) Ontario, Canada	Director since July 16, 2014	Chief Executive Officer of Quinsam Capital Corporation	140,873	0.23%
Igal Mayer (1)(2) Ontario, Canada	Director since July 16, 2014	Chief Executive Officer of Rates DOTca Group Ltd.	212,040	0.35%
Yishay Waxman(1)(2) Ontario, Canada	Director since July 16, 2014	Co-founder and President, Platterz Inc.	82,273	0.14%
Corey Ferengul(1)(2) Illinois, U.S.A.	Director since May 28, 2019	Investor with Hyde Park Angels	69,273	0.11%
Lisa Donohue New York, U.S.A.	Director since June 3, 2021	Independent Board Member	4,284	0.01%

(1)	Member of the Compensation and Corporate Governance Committee. Mr. Dent is Chair of the Compensation and Corporate Governance Committee.

(2)	Member of the Audit Committee. Mr. Mayer is the Chair of the Audit Committee.

(3)	Based on a fully diluted basis.

As at the date hereof, the directors and executive officers of the Corporation, as a group, beneficially owned, directly or indirectly, or exercised control over, a total of 7,278,110 Common Shares, representing approximately 11.98% of the issued and outstanding common shares of the Corporation.

The principal occupations, businesses or employments of each of the Corporation’s directors and executive officers within the past five years are disclosed in the brief biographies set out below.

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Tal Hayek – Co-Founder, Director and Chief Executive Officer. Mr. Hayek has served as AcuityAds’ Chief Executive Officer since October 2009. In 2004, he founded an ad-tech company, which provided a marketing platform focused on lead generation and customer acquisition. This company was subsequently sold in 2006 to a public company. Mr. Hayek continued with the company for two years and was a key contributor in helping the company’s revenue grow to $110 million in 2008.

Elliot Muchnik, CPA, CA and ICD.D – Chief Financial Officer. Mr. Muchnik has served as AcuityAds’ Chief Financial Officer since November 2021. Mr. Muchnik joined AcuityAds from Richardson Wealth Limited, one of Canada’s largest, regulated independent wealth management firms, where he served as Chief Financial Officer and Corporate Secretary from 2007. Previously, he was a Senior Vice President and Managing Director at BMO Nesbitt Burns. Mr. Muchnik holds a Bachelor of Business Administration from York University.

Rachel Kapcan – Co-Founder and Vice President of Client Operations. Ms. Kapcan has served as AcuityAds’ Vice President of Client Operations since September 2019 and previously served as Vice President of Technologies and Chief Information Officer. She began her career in the Israeli Intelligence Corps where she developed and designed contextual information and research systems and led projects developing a full-text retrieval system, including morphological and soundex searches. More recently, Ms. Kapcan has managed multi-million dollar infrastructure projects in the financial services industry.

Oren Hisherik – Chief Information and Technology Officer. Mr. Hisherik has served as AcuityAds’ Chief Information and Technology Officer since October 2019 and previously served as Vice President, Engineering. Prior to his time at AcuityAds, Mr. Hisherik held various management and executive-level positions at Amdocs Limited, a leading provider of software services to communications and media companies, and led the successful business transformation of multiple top-tier telecommunications companies. He holds a Degree in Computer Science from Interdisciplinary Center Herzliya.

Sheldon Pollack – Chairman and Director. Mr. Pollack is an entrepreneur, having started his first venture at the age of 16 and has been an early stage investor in AcuityAds since January 2013. He is currently Managing Director of Ov2 Capital. Throughout his career, Mr. Pollack has played an active role in starting and funding a number of successful technology ventures. He co-founded OnX Enterprise Solutions Inc. and has held the position of Vice-Chairman of OnX Enterprise Solutions Inc. until it was acquired in 2017. He took OnX Enterprise Solutions Inc. public in April 2000 and subsequently re-privatized the company in April 2009. Today, OnX Enterprise Solutions Inc. has revenues over $750 million and offices throughout Canada, the United States and the United Kingdom.

Neil Phasey – Chief Operating Officer. Mr. Phasey has served as AcuityAds’ Chief Operating Officer since October 2021. Mr. Phasey has over 30 years of leadership experience as a business executive, consultant, and thought leader across multiple industries, with a specific focus in information technology. Mr. Phasey has co-founded multiple organizations, including most recently, WishWell, a technology platform designed to support the emotional needs of others, and TRP Collaborative, a professional training and coaching company whose mission is to empower individuals and groups to take charge of their life experience by consciously managing perception, no matter what the circumstances.

Roger Dent – Director. Mr. Dent has served as the Chief Executive Officer and a director of Quinsam Capital Corporation since December 2013 and is a director of Omni-Lite Industries Canada, Inc., VitalHub Corp., Deveron UAS Corp., and California Nanotechnologies Corp. From 2003 to 2011, he held various positions, including portfolio manager, with Matrix Fund Management Inc., where he managed the Matrix Strategic Small Cap Fund and the Matrix Small Companies Fund. He was formerly Vice-Chairman of one of Canada’s largest independent investment dealers and was Managing Director and Deputy Manager of Research at CIBC World Markets. He holds a Master of Business Administration from Harvard Business School and a Bachelor of Commerce from Queen’s University.

Igal Mayer – Director. Mr. Mayer has over 30 years of experience in the financial services industry. He is the Chief Executive Officer of Rates DOTca Group Ltd. since September 2018, and previously was the Co-Chairman and Chief Executive Officer of RDA Insurance Inc. since January 2014. Prior to that, Mr. Mayer held various positions at Aviva plc and Aviva Canada Inc. for over 23 years, including Executive Director, Chief Executive Officer of Aviva Europe, Chief Executive Officer of Aviva North America, Chief Executive Officer of Aviva UKGI and Chief Executive Officer of Aviva Canada. Mr. Mayer previously served as the Chief Financial Officer at Canadian General Insurance Group, where he led the successful sale of the company. Mr. Mayer is a Certified Public Accountant and Chartered Accountant with the Canadian Institute of Chartered Accountants and holds a Bachelor of Arts in Economics and Commerce from the University of Toronto.

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Yishay Waxman – Director. Mr. Waxman is an entrepreneur, investor and start-up advisor and has been the co-founder and President of Platterz Inc. since 2015 and President of YW Consulting, a marketing and advertising consulting company, since June 2005. He has worked in the mobile industry for over 18 years, selling platforms and solutions to more than 350 operators worldwide. Most recently, he was the co-founder of Jumptap, Inc., which was acquired in November 2013 by Millennial Media. He holds a Master of Business Administration from Heriot-Watt University (Israel) and an Honours Bachelor of Arts from McMaster University.

Corey Ferengul – Director. Mr. Ferengul is an experienced technology executive and investor. Most recently (from September 2017 to October 2018) he served as Executive Chairman and CEO of Magnetic Media Online Holdings Inc., a leader in AI powered digital advertising, which was sold to Deloitte Digital. He is also a Board Member and active investor for Hyde Park Angels, a leading Midwest angel investment group. Additionally, he serves on boards of directors for Provi, dScout and Packback as well as advisory boards for several other companies. Mr. Ferengul was CEO of Undertone, a New York based ad-tech company from 2013 until its sale in 2015. Previously he spent six years as an executive of Rovi Corporation (now Tivo) as Executive VP of Product responsible for corporate and product strategy, engineering, & global marketing. Earlier in his career he held many roles in large and small organizations such as Platinum Technology (acquired by CA) and Meta Group (acquired by Gartner Group).

Lisa Donohue – Director. Ms. Donohue previously served as Chief Executive Officer of Publicis Spine, a data and technology start-up of Publicis Groupe, Chief Integration Officer of Publicis Groupe, the Global Brand President at Starcom Worldwide, a division of Publicis Groupe, and Chief Executive Officer of Starcom USA, a division of Starcom Worldwide. Ms. Donohue holds a Bachelor of Arts in Organizational Behavior and Management and Business Economics from Brown University.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Corporation, is, as at the date hereof, or has been, within the ten years before the date hereof, a director, chief executive officer or chief financial officer of any company (including AcuityAds) that:

(a)	was subject to a cease trade or similar order, or an order that denied the company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days and that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	was subject to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer.

No director or executive officer of the Corporation, or a shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation:

(a)	is, as at the date hereof, or has been within the ten years before the date hereof, a director or executive officer of any company (including AcuityAds) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	has, within the ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

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Other than as set forth below, no director or executive officer of the Corporation, or a shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, has been subject to:

(c)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(d)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Pursuant to the terms of a settlement agreement dated December 17, 2001 between Mr. Roger Dent and the Ontario Securities Commission, Mr. Dent received a reprimand and agreed to pay a penalty of $50,000 plus $10,000 in costs to the Ontario Securities Commission in connection with certain trades in which he was involved while in a conflict of interest position as a result of being an officer and director of Yorkton Securities Inc.

Conflicts of Interest

To the best of the Corporation’s knowledge, and other than as disclosed herein, there are no known existing or potential conflicts of interest between the Corporation and any directors or officers of the Corporation, except that certain of the directors and officers serve as directors, officers, promoters and members of management of other public or private companies and therefore it is possible that a conflict may arise between their duties as a director or officer of the Corporation and their duties as a director, officer, promoter or member of management of such other companies.

The directors and officers of the Corporation are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors and officers of conflicts of interest and the Corporation will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the Canada Business Corporations Act and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

AUDIT COMMITTEE

The Audit Committee is responsible for monitoring the Corporation’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents, including the Corporation’s annual audited financial statements and unaudited quarterly financial statements, and monitoring the performance and independence of the Corporation’s external auditors. The Audit Committee is also responsible for reviewing with management the Corporation’s risk management policies, the timeliness and accuracy of the Corporation’s regulatory filings and all related party transactions as well as the development of policies and procedures related to such transactions.

Audit Committee Charter

The Audit Committee Charter sets out its responsibilities and authority, procedures governing meetings, qualifications for membership and particulars governing the role of the Chair. A copy of the Audit Committee Charter is attached hereto as Appendix “A”.

Composition of the Audit Committee

During the year ended December 31, 2021, the Audit Committee was comprised of five directors, all of whom were independent directors within the meaning of National Instrument 52-110 Audit Committees (“NI 52- 110”). The current members of the Audit Committee are: Messrs. Mayer (Chair), Dent, Sheldon Pollack, Waxman and Ferengul. In addition to being independent directors as described above, each member of the Audit Committee is considered “financially literate” pursuant to NI 52-110.

Relevant Education and Experience

Each member of our Audit Committee has an understanding of the accounting principles used to prepare financial statements and varied experience as to the general application of such accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting. For further information on the relevant education and experience of each of the members of the Corporation’s Audit Committee, please see the biographical summary of each of Messrs. Mayer, Dent, Sheldon Pollack, Waxman and Ferengul under the heading “Directors and Officers”.

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Audit Committee Oversight

At no time since January 1, 2021, has any recommendation of the audit committee to nominate or compensate an external auditor not been adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee Charter sets out responsibilities regarding the provision of non-audit services by the Corporation’s external auditors and provides that the Audit Committee may pre-approve, in accordance with applicable law, any non-audit services to be provided by the Corporation’s external auditors, with reference to compatibility of the service with the external auditors’ independence.

External Auditor Service Fees

The aggregate fees billed by the Corporation’s external auditor during the years ended December 31, 2021 and December 31, 2020 are set out in the table below.

Year Ended	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
December 31, 2021	$313,190	$114,000	Nil	Nil
December 31, 2020	$210,000	$57,800	Nil	Nil

(1)	“Audit Fees” refers to the aggregate fees billed by the Corporation’s external auditor for audit services.

(2)	“Audit-Related Fees” refers to the aggregate fees billed for assurance and related services by the Corporation’s external auditor that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and not reported under Audit Fees. These amounts were incurred in relation to a quarterly review performed by the Corporation’s external auditor.

(3)	“Tax Fees” refers to the aggregate fees billed for professional services rendered by the Corporation’s external auditor for tax compliance, tax advice and tax planning.

(4)	“All Other Fees” refers to the aggregate fees billed for certain other services provided by the Corporation’s external auditor, other than the services reported under the other three columns.

PROMOTERS

No person or company has within the two most recently completed financial years, or is during the current financial year, been a promoter of the Corporation or a subsidiary thereof.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Corporation is not and was not, during the year ended December 31, 2021, a party to any material legal proceedings, nor is any of its property, nor was any of its property, during the year ended December 31, 2021, the subject of any material legal proceedings. As at the date hereof, no such material legal proceedings are known to be contemplated.

During the financial year ended December 31, 2021, there were no: (a) penalties or sanctions imposed against the Corporation by a court relating to securities legislation or by a securities regulatory authority; (b) penalties or sanctions imposed by a court or regulatory body against the Corporation that would likely be considered important to a reasonable investor in making an investment decision; or (c) settlement agreements the Corporation entered into before a court relating to securities legislation or with a securities regulatory authority.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed below and herein, none of the directors or executive officers of the Corporation, nor any person or company that beneficially owns, controls, or directs, directly or indirectly, more than 10% of any class or series of outstanding voting securities of the Corporation, nor any associate or affiliate of the foregoing persons, has or has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Corporation.

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Each of Sheldon Pollack, (Director and Chair of the Board), Tal Hayek (Co-Founder, Chief Executive Officer and a director of the Corporation), Rachel Kapcan (Co-Founder and VP of Client Operations), and Joe Ontman (Co-Founder, Chief Business Development Officer and a former director of the Corporation) sold Common Shares in the short form prospectus bought deal by the Corporation in 2020. See “Description and General Development of the Business – Three Year History – Financings” and the news release dated December 4, 2020, which is available on the Corporation’s SEDAR profile at www.sedar.com.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Corporation’s Common Shares in Canada is TSX Trust Company, at its principal office in Toronto, Ontario, and in the United States is Continental Stock Transfer and Trust Company at its principal office in New York, New York

MATERIAL CONTRACTS

The Corporation did not enter into any material contracts outside the ordinary course of business during the year ended December 31, 2021, nor has it entered into any material contracts outside the ordinary course of business prior to the year ended December 31, 2021 which are still in effect as at the date of this AIF.

INTERESTS OF EXPERTS

The Corporation’s independent auditor is PricewaterhouseCoopers LLP, Chartered Professional Accountants located at PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario M5J 0B2. PricewaterhouseCoopers LLP has confirmed that it is independent of the Corporation in accordance with the rules of professional conduct of the Chartered Professional Accountants of Ontario and within the meaning of the Securities Act, and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans for the year ended December 31, 2021 will be contained in the Corporation’s management information circular filed in connection with its 2022 annual meeting of shareholders.

Additional financial information is provided in the Corporation’s annual financial statements and management’s discussion and analysis for the year ended December 31, 2021, each of which is available on SEDAR at www.sedar.com.

GLOSSARY

The following terms used in this AIF have the meanings set out below:

“AcuityAds” or the “Corporation” means AcuityAds Holdings Inc. and its subsidiary entities on a consolidated basis;

“AIF” means this annual information form;

“Audit Committee” means the audit committee of the Board;

“Board” means the board of directors of the Corporation;

“Canadian GAAP” means Canadian generally accepted accounting principles;

“Common Share” mean a common share in the capital of the Corporation;

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“Full-Serve” or “Managed Services” means AcuityAds’ fully-managed online digital campaign execution services;

“IFRS” means International Financial Reporting Standards, as issued by the International Accounting Standards Board and as adopted by the Canadian Institute of Chartered Accountants, as amended from time to time;

“Nasdaq” The Nasdaq Capital Market.

“Programmatic Marketing Platform” means AcuityAds’ proprietary machine-learning technology offered in a SaaS-based model enabling advertisers to independently target and connect with their audiences online via video, social, mobile and display channels through their digital advertising efforts;

“TSX” means the Toronto Stock Exchange; and

“U.S.” means the United States of America.

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APPENDIX A
AUDIT COMMITTEE CHARTER

General

The Board of Directors of the Corporation (the “Board of Directors”) will establish an Audit Committee (the “Audit Committee”). The primary role of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities regarding the following:

•	the accuracy and completeness of the Corporation’s Financial Statements;

•	the internal control and financial reporting systems of the Corporation;

•	the selection and activities of the Corporation’s external Auditor;

•	the development of the Corporation’s Risk Management Strategy;

•	the Corporation’s compliance with legal and regulatory requirements regarding financial reporting; and

•	any additional duties set out in this mandate or otherwise delegated to the Audit Committee by the Board of Directors.

Composition and Operation

The Board of Directors will in each year appoint at least three (3) Members of the Board of Directors (the “Board Members”) as Members of the Audit Committee. The majority of the Members of the Audit Committee shall be “Independent” Directors.

All Members of the Audit Committee shall be financially literate. “Financially literate” means the ability to read and understand a set of Financial Statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s Financial Statements. Specifically, a Board Member should have the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves.

Board Members who are not Members of the Audit Committee may attend all or any part of Meetings of the Audit Committee, but shall not vote.

Mandate

The Audit Committee’s duties and responsibilities include, but are not limited to the following:

Financial Reporting and Disclosure

In connection with the financial reporting and disclosure obligations of the Corporation, the Audit Committee will:

•	review the Audited Annual Financial Statements of the Corporation (the “Annuals”) as prepared by Management in conjunction with the external Auditors, related Management Discussion and Analysis of operations and financial results of the Corporation (the “MD&A”) and earnings Press Releases for submission to the Board of Directors for approval;

•	review the Quarterly Financial Statements of the Corporation (the “Quarterlies”), the related MD&A and earnings Press Releases for submission to the Board of Directors for approval;

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•	review with Management and the external Auditor, significant accounting practices employed by the Corporation and disclosure issues, including complex or unusual transactions, judgmental areas such as reserves or estimates, significant changes to accounting principles, and alternative treatments under Canadian GAAP and IFRS for material transactions. This review process must be undertaken in order to have reasonable assurance that the Financial Statements are complete, do not contain any misrepresentations, and present fairly the Corporation’s financial position and the results of its operations in accordance with Canadian GAAP and IFRS;

•	confirm through discussions with Management that Canadian GAAP and IFRS and all applicable laws or regulations related to financial reporting and disclosure have been complied with;

•	review representations made by Management or the Auditor or other experts regarding any fact or event, which could have a material current or future effect on the Corporation’s Financial Statements, and the manner in which these have been disclosed in the Financial Statements;

•	discuss with Management the effect of any Off-Balance Sheet transactions, arrangements, obligations and other relationships with unconsolidated entities or other persons that may have a material current or future effect on the Corporation’s financial condition, changes in financial condition, results of operations, liquidity, capital expenditures, capital resources, or significant components or revenues and expenses; and

•	satisfy itself that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted from the Corporation’s Financial Statements and periodically assess the adequacy of those procedures.

Oversight of Internal Controls

The Audit Committee will:

•	review and assess the adequacy and effectiveness of the Corporation’s system of internal control and Management information systems through discussions with Management and the external Auditor;

•	oversee the system of internal control, by:

•	consulting with the external Auditor regarding the adequacy of the Corporation’s internal controls;

•	monitoring Policies and Procedures for internal accounting, financial control and Management information, electronic data control and computer security;

•	obtaining from Management adequate assurances that all statutory payments and withholdings have been made; and

•	taking other actions as considered necessary.

•	oversee investigations of alleged fraud and illegality relating to the Corporation’s finances and any resulting actions; and

•	establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, the confidential, anonymous submission by Employees of concerns regarding questionable accounting or auditing matters, and for the protection from retaliation of those who report such complaints in good faith.

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External Audit Appointment and Removal

The Audit Committee will:

•	recommend the appointment or replacement of the external Auditor to the Board of Directors, who will consider the recommendation prior to submitting the nomination to the Shareholders of the Corporation for their approval;

•	review Management’s plans for an orderly transition to a new external Auditor, if required;

•	pre-approve, in accordance with applicable law, any non-audit services to be provided to the Corporation by the external Auditor, with reference to compatibility of the service with the external Auditor’s independence; and

•	review and approve the Corporation’s hiring policies regarding Partners, Employees and former Partners and Employees of the present and former external Auditor of the Corporation.

External Audit Liaison

The external Auditor will report directly to the Audit Committee.

In its role as liaison with the external Auditor the Audit Committee will:

•	assist and facilitate the resolution of any disagreements between Management and the external Auditor regarding financial reporting;

•	review all other material written communications between the external Auditor and Management, including the post-audit Management Letter containing the recommendations of the external Auditor, Management’s response and, subsequently, follow up identified weaknesses; and

•	meet with the external Auditor independently from Management and without Management present at least annually to discuss and review specific issues; and as appropriate with respect to any significant matters that the Auditor may wish to bring to the Audit Committee for its consideration.

External Audit Review

The Audit Committee will:

•	review with Management, and make recommendations to the Board of Directors, regarding the compensation of the external Auditor. In making a recommendation with respect to compensation, the Audit Committee shall consider the number and nature of reports issued by the external Auditor, the quality of internal controls, the size, complexity and financial condition of the Corporation, and the extent of other support provided by the Corporation to the external Auditor;

•	review with Management the terms of the external Auditor’s engagement, accountability, experience, qualifications and performance. Evaluate the performance of the external Auditor;

•	review the Audit Plan and scope of the external Audit with the external Auditor and Management, and consider the nature and scope of the planned audit procedures;

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•	discuss with the external Auditor any significant changes required in the approach or scope of their Audit Plan, Management’s handling of any proposed adjustments identified by the external Auditor, and any actions or inactions by Management that limited or restricted the scope of their work;

•	review, independently from Management and without Management present, the results of the Annual External Audit, the Audit Report thereon and the Auditor’s review of the related MD&A, and discuss with the external Auditor the quality (not just the acceptability) of accounting principles used, any alternative treatments of financial information that have been discussed with Management, the ramifications of their use and the Auditor’s preferred treatment, and any other material communications with Management;

•	engage the external Auditor to review all Interim Financial Statements and review the results of the Auditor’s review of the Interim Financial Statements and the Auditor’s review of the related MD&A independent of and without Management present;

•	review any other matters related to the external Audit that are to be communicated to the Audit Committee under generally accepted auditing standards or that relate to the external Auditor;

•	review with Management and the external Auditor any correspondence with regulators or governmental agencies, Employee complaints or published reports that raise material issues regarding the Corporation’s Financial Statements or Accounting Policies; and

•	at least annually, and before the external Auditor issues its report on the Annual Financial Statements, review and confirm the independence of the external Auditor through discussions with the Auditor on their relationship with the Corporation, including details of all non-audit services provided. Consider the safeguards implemented by the external Auditor to minimize any threats to their independence, and take action to eliminate all factors that might impair, or be perceived to impair, the independence of the external Auditor. Consider the number of years the lead audit partner has been assigned to the Corporation, and consider whether it is appropriate to recommend to the Board of Directors a policy of rotating the lead audit partner more frequently than every five years, as is required under the rules of the Canadian Public Accountability Board.

Risk Management

The Audit Committee will:

•	review with Management the Corporation’s tolerance for financial risks;

•	review with Management its assessment of the significant financial risks facing the Corporation;

•	review with Management its assessment of the policies for managing those significant financial risks; and

•	review with Management its plans, processes and programs to manage and control such financial risks.

Regulatory Compliance

The Audit Committee will:

•	review with Management any comment letters received from regulators and ensure that comments/concerns of the regulators are dealt with satisfactorily and in a timely manner; and

•	review with Management the timeliness and accuracy of the Corporation’s filings with regulatory authorities.

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Related Party Transactions

The Audit Committee will review with Management all related party transactions and the development of Policies and Procedures related to those transactions.

Board of Directors Relationship and Reporting

The Audit Committee will:

•	review and assess the adequacy of the Audit Committee mandate annually and submit such amendments as the Audit Committee proposes to the Board of Directors;

•	oversee appropriate disclosure of the Audit Committee mandate, and other information required to be disclosed by applicable securities laws, in the Corporation’s AIF and all other applicable disclosure documents, including any Management Information Circular distributed in connection with the solicitation of proxies from the Shareholders of the Corporation; and

•	report regularly to the Board of Directors on Audit Committee activities, issues and related recommendations.

Chair

The Board of Directors will in each year appoint a Chairman of the Audit Committee (the “AC Chair”). In the AC Chair’s absence, or if the position is vacant, the Audit Committee may select another member as AC Chair. The AC Chair will have the right to exercise all powers of the Audit Committee between meetings but will attempt to involve all other Members as appropriate prior to the exercise of any powers and will, in any event, advise all other Members of any decisions made or powers exercised.

Meetings

The Audit Committee shall meet at the request of the AC Chair, but in any event it will meet at least four times a year. Notices calling Meetings shall be sent to all Audit Committee Members, to the CEO and to the AC Chair. The external Auditor or any member of the Audit Committee may call a meeting of the Audit Committee.

Quorum

A majority of Members of the Audit Committee, present in person, by teleconference, or by videoconference will constitute a quorum.

Removal and Vacancy

A Member may resign from the Audit Committee, and may be removed and replaced at any time by the Board of Directors, and will automatically cease to be a member as soon as the Member ceases to be a Board Member. The Board of Directors will fill vacancies in the Audit Committee by appointment from among the Directors in accordance with this mandate. Subject to quorum requirements, if a vacancy exists on the Audit Committee, the remaining Members will exercise all its powers.

Experts and Advisors

In order to carry out its duties, the Audit Committee may retain or appoint, at the Corporation’s expense, such independent counsel and other experts and advisors, as it deems necessary. The Audit Committee shall provide notice to the relevant parties of its actions in this regard.

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Access

The Audit Committee may have access to and direct contact with any Employee, contractor, supplier, customer or other person that is engaged in any business relationship with the Corporation to confirm information or to investigate any matter within the mandate of the Audit Committee.

Secretary and Minutes

The AC Chair shall appoint a secretary for each meeting to keep Minutes of such Meeting. The Minutes of the Audit Committee will be in writing and duly entered into the books of the Corporation. The Minutes of the Audit Committee will be available to all Board Members.

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